As filed with the Securities and Exchange Commission on November 1, 1999 Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   FORM S-3

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                             ----------------------

Delaware                                              7372                                58-1972600
(State or other jurisdiction               (Primary Standard Industrial                (I.R.S. Employer
of Incorporation or organization)           Classification Code Number)               Identification No.)

                             ----------------------
                               Clarus Corporation
                       3970 Johns Creek Court, Suite 100
                             Suwanee, Georgia 30024
                                 (770) 291-3900
   (Address and telephone number of Registrant's principal executive offices)
                             ----------------------
                             Mr. Stephen P. Jeffery
                               Clarus Corporation
                       3970 Johns Creek Court, Suite 100
                             Suwanee, Georgia 30024
                                 (770) 291-3900
           (Name, address and telephone number of agent for service)
                             ----------------------
                                   Copies To:
                            G. Donald Johnson, Esq.
                            Sharon L. McBrayer, Esq.
                           Elizabeth O. Derrick, Esq.
                     WOMBLE CARLYLE SANDRIDGE & RICE, PLLC
                  1201 West Peachtree Street, N.E., Suite 3500
                             Atlanta, Georgia 30309
                                 (404) 872-7000
                             ----------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:[X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_] ____________

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the box and list the Securities Act registration statement for the same offering.[_] ____________

     If the delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.[_]


                             ----------------------

                        Calculation of Registration Fee

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

-----------------------------------------------------------------------------------------------
Title of Each Class  Amount to          Proposed Maximum       Proposed           Amount
of Securities        Be Registered (1)     Price per       Maximum Aggregate   Registration
Registered                                Per Share              Price              Fee
-----------------------------------------------------------------------------------------------
Common Stock, $.0001    101,312             $10.31            $1,044,527           $291
Per Value
-----------------------------------------------------------------------------------------------

(1) Represents additional shares to be registered in connection with this Registration Statement.

RESALE
PROSPECTUS

                                    [LOGO]


                                    Issuer

                        101,312 SHARES OF COMMON STOCK

Clarus Corporation          We develop, market and support business-to-business
3970 Johns Creek Court      ("B2B") electronic commerce applications.
Suite 100
Suwanee, Georgia 30024
(770) 291-3900              This is a resale prospectus.  The 488,950 shares of
                            our common stock offered by this prospectus are being sold by one of our stockholders. We will not receive any proceeds from the sale of these shares.


                                 The Offering

Our common stock may be sold by the selling stockholder, from time to time while the Registration Statement to which this prospectus relates is effective on the Nasdaq National Market or otherwise at prices and terms prevailing at the time of sale, at prices and terms related to such prevailing prices and terms, in negotiated transactions or at fixed prices.


There are no underwriters involved in this offering.

                                Trading Symbol:

                          NASDAQ National Market-CLRS
                             ____________________

See "Risk Factors" commencing on page 5 for a discussion of certain factors that you should consider before purchasing our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             November __, 1999

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
WHERE YOU CAN FIND MORE INFORMATION....................................     ii
INCORPORATION BY REFERENCE.............................................     ii
SUMMARY................................................................      1
RISK FACTORS...........................................................      5
USE OF PROCEEDS........................................................     17
SELLING STOCKHOLDER....................................................     17
MARKET PRICES..........................................................
DIVIDEND POLICY........................................................     19
DILUTION...............................................................     19
PLAN OF DISTRIBUTION...................................................     19
EXPERTS................................................................     22
LEGAL MATTERS..........................................................     22
INDEMNIFICATION........................................................     22

                      WHERE YOU CAN FIND MORE INFORMATION

Our fiscal year ends on December 31. We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and on the web site maintained by the SEC at http://www.sec.gov.

                           INCORPORATION BY REFERENCE

The documents listed below are incorporated by reference into this prospectus and all documents that we file as required by Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus will be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents:

   .   Our Annual Report on Form 10-K for the year ended December 31, 1998;

   .   Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

   .   Our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999;

   . Our Current Report on Form 8-K dated August 24, 1999 and filed on August 27, 1999;

   . Our Current Report on Form 8-K dated August 24, 1999 and filed on August 30, 1999;

   . Our Current Report on Form 8-K/A dated August 24, 1999 and filed on September 21, 1999;

   . Our Current Report on Form 8-K dated October 18, 1999 and filed on October 22, 1999; and

   . The description of our common stock, par value $.0001 per share, contained in our Registration Statement on Form 8-A (Registration No. 000-29277), filed with the SEC on May 18, 1998.

   We will provide you, without charge, with a copy of any and all of the information (including exhibits) this prospectus incorporates by reference. Please direct all requests for this information, as well as any requests for additional information about us, to:

                             Arthur G. Walsh, Jr.
                             Corporate Secretary
                              Clarus Corporation
                            3970 Johns Creek Court
                            Suwanee, Georgia 30024
                          Telephone:  (770) 291-3905
                             Fax:  (770) 291-3904

                                    SUMMARY

Because this is a summary, it does not contain all the information that may be important to you. You should read the entire prospectus carefully before you decide to purchase our common stock.

Clarus Corporation

We develop, market, and support business-to-business ("B2B") electronic commerce applications. Our applications enable organizations to gain and improve control of operational resources, the non-production goods and services that are vital to the operation of every company, by leveraging Web commerce technology to connect large populations of frontline employees.

Our Clarus(TM) Commerce line of products is a Web-based class of systems that analysts have termed Business Resource Management. Our entire Clarus(TM) line of products is based on a flexible, open architecture which allows for the leverage of leading commerce technologies and industry standards such as the Microsoft Commerce platform, Biztalk and XML.

We offer electronic commerce solutions and applications that allow companies to leverage the technology of the Internet to automate business processes and proactively manage business resources. Our solutions are designed to provide a closed-loop management process that enables companies to plan, control, and analyze their operational resources in a real-time manner. Our solutions are designed to provide open enterprise integration by employing a message-based integration layer between our operational resource systems, our analysis and control systems, and traditional enterprise resource planning solutions. Our solutions are also designed with Clarus View, a personalized real-time view of the business operating environment that facilitates proactive control.

In addition, we provide dedicated implementation services as an integral part of our solution, and believe that these services result in a high level of customer satisfaction, strong customer references and long-term relationships. We provide ongoing support services to assist customers in maintaining and updating their systems, training their employees and adding functionality as the customers' businesses grow and their requirements change.

Our objective is to be a leading provider of electronic commerce resources applications. The key elements of our strategy are:

  . leveraging partner relationships to distribute our Clarus Commerce line of products through expanded sales and marketing channels;

  .   expanding our electronic commerce applications;

  .   extending our technology leadership; and

  .   leveraging our installed customer base.

We license our products and services through multiple partnership and co-marketing arrangements and a direct sales force in the United States and Canada. Our flagship product, Clarus eProcurement, is being used at more than 23 sites for customers including Mastercard International, MetLife, First Data Corporation and Parsons Brinckerhoff, with planned deployment to more than 130,000 employees.

We were incorporated in Delaware in 1991. On May 26, 1998, we completed an initial public offering of our common stock and sold 2.5 million shares which resulted in net proceeds of approximately $22.0 million. On November 6, 1998, we acquired ELEKOM Corporation in a merger. On October 18, 1999, we sold substantially all of our traditional financial and human resource business for a total of approximately $17 million to Geac Computer Systems, Inc. and Geac Canada Limited (collectively "Geac"). Geac acquired the products, manufacturing assets, intellectual property and employees of our traditional financial and human resources software business. Since the closing of the sale to Geac we have focused exclusively on our business plans for delivering B2B electronic commerce products. Unless the context otherwise requires, references in this prospectus to "us" or "we" refer to Clarus Corporation.


                                 The Offering

A stockholder is offering a total of 101,312 shares of our common stock for resale. We will not receive any of the proceeds from the sale of these shares of common stock. You should read the Risk Factors section, beginning on page 5, as well as the other cautionary statements throughout the entire prospectus to ensure that you understand the risks associated with an investment in our common stock before purchasing any shares.

                      Summary Consolidated Financial Data
                     (In thousands, except per share data)

We are providing the following information to aid you in your analysis of our financial condition. We obtained this information from audited financial statements prepared by our auditors, Arthur Andersen LLP, for 1994 through 1998 and from unaudited financial statements prepared by management as of and for the six months ended June 30, 1999.

                                                      Year ended December 31,                  Six Months
                                        ---------------------------------------------------
                                                                                                  Ended
                                          1994      1995      1996       1997       1998      June 30, 1999
                                        --------  --------  ---------  ---------  ---------  ---------------
Statement of Operations Data:
Total revenues........................  $ 3,821   $ 8,190    $13,056    $25,988   $ 41,640          $22,680
Operating loss........................   (5,157)   (7,987)    (7,658)    (3,358)   (11,078)          (3,149)
Net loss..............................   (5,140)   (8,049)    (7,879)    (4,110)   (10,702)          (2,972)
Loss per common share:
  Basic...............................    (5.65)    (6.19)     (5.74)     (2.97)     (1.70)           (0.27)
  Diluted.............................    (5.65)    (6.19)     (5.74)     (2.97)     (1.70)           (0.27)
Weighted average common
 Shares outstanding:
  Basic...............................      910     1,300      1,373      1,386      6,311           10,968
  Diluted.............................      910     1,300      1,373      1,386      6,311           10,968

                                                                                                                At
                                                                                                              June 30,
                                                                                                               1999
                                                                                                         -----------------
Balance Sheet Data:
Cash and cash equivalents..............................................................................  $           8,072
Working capital........................................................................................              5,631
Total assets...........................................................................................             35,741
Long-term debt, net of current portion.................................................................                 70
Total stockholders' equity.............................................................................             19,334

                   Summary Selected Pro Forma Financial Data

We closed the sale of our financial and human resources business and technologies to Geac and Geac Canada on October 18, 1999. The proforma condensed combined balance sheet data has been prepared as if the sale had been consummated on June 30, 1999. The pro forma condensed combined statements of operations data have been prepared as if the sale had been consummated at the beginning of the periods presented. The pro forma information does not purport to represent what our results of operation actually would have been if the sale had occurred on or for the periods presented:

                                                       For The
                                                      Year Ended       At or For The
                                                     December 31,     Six Months Ended
                                                         1998          June 30, 1999
                                                     ------------     ---------------
                                                 (Dollars in thousands, except share data)
Pro forma statement of operations data:
  Total revenues..................................     $    862           $ 4,098
  Operating loss..................................      (12,148)           (6,780)
  Net loss........................................      (11,512)           (6,603)
  Basic and diluted net loss per share(1).........        (1.82)            (0.60)
  Weighted average common shares outstanding......        6,311            10,968

Pro forma balance sheet data:
  Working capital (deficit).......................                        $22,423
  Total assets....................................                         39,099
  Stockholders' equity (deficit)..................                         32,306

The summary selected pro forma information gives effect to the sale and assumes the receipt of $17.1 million in cash. You should not rely on the pro forma information as being indicative of the historical results that would have resulted if the sale had occurred as of the periods presented or the future results we will experience after the sale, nor should you rely on the six month information as being indicative of results we expect for the entire year.

Forward-Looking Statements

This prospectus contains certain forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, including or related to our future results, including certain projections and business trends.

These and other statements, which are not historical facts, are based largely on management's current expectations and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. These risks and uncertainties include, among others, the risks and uncertainties described in "Risk Factors," beginning on page 5. Assumptions related to forward-looking statements include that we will continue to price and market our products competitively; that competitive conditions within our markets will not change materially or adversely; and that the demand for our products will remain strong; and that we will retain key personnel.

Assumptions relating to forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. When used in this prospectus, the words "estimate," "project," "intend," "believe" and "expect" and similar expressions are intended to identify forward-looking statements. Although we believe that assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated by the forward-looking statement will be realized. Management decisions are subjective in many respects and susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause us to alter our business strategy or capital expenditure plans which may, in turn, affect our results of operations. In light of the significant uncertainties inherent in the forward-looking information included in this prospectus, the inclusion of such information should not be regarded as our representation that we will achieve any strategy, objectives or other plans. The forward-looking statements contained in this prospectus speak only as of the date of this prospectus as stated on the front cover, and we have no obligation to update publicly or revise any of these forward-looking statements.

Trademarks

Clarus(TM) is our trademark. All other trademarks and registered trademarks used in this prospectus are the property of their respective owners.

                                 RISK FACTORS

     In addition to the other information in this prospectus, you should consider carefully the following risk factors.

We have a history of operating losses and operating losses may continue.

     We have incurred significant net losses in each year since our formation. The continuation of such losses may adversely affect the market price of our common stock. As of June 30, 1999, we had an accumulated deficit of approximately $41.7 million. These losses have occurred, in part, because of the substantial costs we incurred to develop our products, expand our product research, and hire and train our direct sales force. We may not be able to generate the substantial additional growth in revenues that will be necessary to sustain profitability.

We may not be successful in developing our new products.

     Our future performance will also depend in part on whether we are successful in developing, introducing and gaining market acceptance of new and enhanced products, including our Clarus Commerce suite of products. On October 18, 1999, we sold substantially all of the assets of our financial and human resources software business and technologies to Geac Computer Systems, Inc. and Geac Canada Limited. Our financial and human resources software business has historically been our primary business. If we do not successfully develop, sell, and support our electronic commerce products in an effective manner, we will suffer a material and adverse impact to our business, operating results and financial condition.

Our electronic procurement business has considerable risks.

     Our prospects of success with our electronic commerce business must be considered in light of the considerable risks, expenses, and difficulties frequently encountered by companies in their early stage of development, particularly technology-based companies operating in unproven markets with unproven products. We expect to incur substantial additional costs to complete the development of the Clarus Commerce suite of products, and to market and support this product. Our business strategy to focus on our electronic commerce products and technologies may not achieve the desired returns.

Our common stock has been publicly traded only since May 1998, and our common stock has been highly volatile since our initial public offering.

     Prior to May 1998, there was no public market for the shares of our common stock. An active public market for the shares of our common stock may not be sustained. The market price of the shares of our common stock has been, and may continue to be, highly volatile. The market price could be subject to wide fluctuations in response to variations in results of operations, announcements of technological innovations of our new products or new products of our competitors, changes in our financial estimates, changes in financial estimates by securities analysts or other events or factors. In addition, the financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many high technology companies. These fluctuations often have been unrelated to the operating performance of such companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter. Additionally, broad market fluctuations or any failure of our operating results in a particular quarter to meet market expectations may adversely affect the market price of the shares of our common stock.

We are at risk of securities class action litigation due to our expected stock volatility.

     In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Any securities litigation involving us could result in substantial costs and a diversion of management's attention and resources. The market price of our common stock has declined and has been highly volatile since our initial public offering in May, 1998.

We may need to raise additional capital that may not be available.

     We may need to raise additional funds and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products and services, take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated requirements, which would seriously harm our business. In addition, Geac may withhold a portion of the purchase price for our human resources and financial software business under certain circumstances. If Geac withholds such funds, we will need to raise additional capital sooner than anticipated.

We expect to continue to experience significant fluctuations in quarterly operating results.

     We have experienced, and expect to continue to experience, significant fluctuations in quarterly operating results caused by many factors, including, but not limited to:

        .  changes in the demand for our products;

        .  the timing, composition, and size of orders from our customers;

        .  spending patterns and budgetary resources of our customers;

        .  our success in generating new customers;

        .  a general economic downturn caused by the Year 2000;

        .  introductions or enhancements of our products;

        .  changes in our pricing policies or those of our competitors;

        . our ability to anticipate and adapt effectively to developing markets and rapidly changing technologies;

        .  our ability to attract, retain and motivate qualified personnel;

        . the publication of opinions or reports about us and our products, or our competitors and their products, by industry analysts, or others;

        .  unforeseen events affecting Internet-based, B2B electronic commerce;
           and

        .  changes in general economic conditions.

     The loss of a large sale, or the deferral of a large sale to a subsequent quarter, could have a material, adverse effect on our current quarter operating results and could cause significant fluctuations in revenues and earnings from quarter to quarter. Additionally, because a smaller percentage of our revenues flow from maintenance contracts than many software companies with a longer history of operations, we do not have a significant ongoing revenue stream that could mitigate quarterly fluctuations in operating results.

     Consistent with software industry practice, we typically ship our software promptly following receipt of a firm order. As a result, quarterly sales and operating results depend generally on the volume and timing of orders received within the quarter, all of which are difficult to forecast and manage. Our expense levels are based in part on our expectations of future orders and sales. A substantial portion of our operating expenses are related to personnel, facilities, and sales and marketing programs. This level of spending for such expenses cannot be adjusted quickly and is therefore relatively fixed in the near term. Accordingly, any significant shortfall in demand for our products in relation to our expectations would have an immediate and material adverse financial effect on us.

     Due to all of these factors, we believe that our quarterly operating results are likely to vary significantly in the future. Therefore, our results of operations may fall below the expectations of securities analysts and investors. In such event, or in the event that such result is perceived by market analysts to have occurred, the trading price of our common stock would likely be materially adversely affected.

We have limited experience with electronic commerce.

     The success of our Clarus Commerce suite of Internet-based computer software applications, including Clarus eProcurement, depends upon the development and expansion of the market for Internet-based software applications, in particular electronic commerce applications. This market is new and rapidly evolving. The acceptance of electronic commerce generally, and the Internet specifically, as a forum for corporate procurement is uncertain and subject to a number of risks. Many significant issues relating to such use of the Internet (including security, reliability, cost, ease of use, quality of service, and government regulation) remain unresolved and could delay or prevent the necessary growth of the Internet. If widespread use of the Internet for commercial transactions does not develop or if the Internet otherwise does not develop as an effective forum for corporate procurement, the success of Clarus eProcurement and other Clarus Commerce products would be materially and adversely affected as well as, potentially, our overall business, operating results, and financial condition.

     The adoption of the Internet for corporate procurement and other commercial transactions requires acceptance of new ways of transacting business. In particular, enterprises with established patterns of purchasing goods and services that have already invested substantial resources in other means of conducting business and exchanging information may be particularly reluctant to adopt a new strategy that may make some of their existing personnel and infrastructure obsolete. Also, the security and privacy concerns of existing and potential users of Internet-based products and services may impede the growth of online business generally and the market's acceptance of our products and services in particular. A functioning market for such products may not emerge or be sustained. If the market for Internet-based packaged procurement applications fails to develop or develops more slowly than we anticipate, or if Clarus eProcurement and any other Internet-based products we develop do not achieve market acceptance, our business, operating results, and financial condition could be materially and adversely affected.

We utilize a direct sales model.

     To date, we have sold our products exclusively through our direct sales force. We intend to continue to employ a direct sales model. As a consequence, our ability to achieve significant revenue growth in the future will depend in part on our success in recruiting, training and retaining additional direct sales and consulting personnel and on the continuing success of the direct sales force. Our financial success will depend in part on our direct sales force's ability to increase sales to levels necessary to sustain profitability. In order to increase direct sales, we must hire, train and deploy continually increasing number of staff and sales personnel. We believe that there is a shortage of, and significant competition for, direct sales personnel with the advanced sales skills and technological knowledge necessary to sell our products. Our inability to hire, or failure to retain, competent sales persons would have a material and adverse effect on our business, results of operations and financial condition.

     We are developing indirect distribution channels through third-party distribution and other channel arrangements. We may not be successful in developing successful third-party distribution arrangements. Any expansion of our indirect distribution channels may not result in revenues.

We rely on third-party software.

     We maintain a nonexclusive license agreement with Microsoft Corporation that allows us to integrate our products with their relational database management systems. If our customers experience significant problems with these database management systems and the database system provider does not correct such problems, our customers may not be able to continue to use our products. Additionally, our inability to maintain upward compatibility with a new database management system release could impact the ability of our customers to use our products.

     We have also entered into license agreements with various other third-party licensors for products which are used as tools with our products, licensed as complementary products to our products, or integrated with, and enhance, the operation of our products. These agreements contain customary warranty, software maintenance, and infringement indemnification terms for the third-party software that we distribute. In most cases, we depend upon the third party to maintain, support, update and enhance their products. The failure of any third party to do so or the loss or inability to maintain any of these software licenses could result in delays or reductions in product shipments until equivalent software could be identified, licensed or developed. Any such delays could materially and adversely affect our business, operating results and financial condition.

     The expiration or termination of any such licenses or the failure of any of these third-party licensors to adequately maintain, support or update their products could delay the shipment of certain of our products until we implement software offered by alternative sources. Any required replacement licenses could prove costly. While it may be necessary or desirable in the future to obtain licenses of alternative or new products relating to one or more of our products, or relating to current or future technologies, we may not be able to do so on commercially reasonable terms, or at all.

Intense competition may reduce demand for our products and cause us to reduce the prices of our products.

     The market for Internet procurement applications, such as Clarus eProcurement and electronic commerce technology generally, is rapidly evolving and intensely competitive. Clarus eProcurement is designed to compete with prepackaged electronic commerce software, software tools for developing commerce applications, system integrators, and business application software. In addition, potential customers may elect to develop their own electronic commerce solutions.

     We face competition from other electronic procurement providers. In addition, we believe we will experience increased competition from travel and expense software companies.

     The majority of our principal current and potential competitors have significantly greater financial, technical, and marketing resources and name recognition than we have. In addition, because of relatively low barriers to entry and relatively high availability of capital in today's markets, new competitors will likely emerge in our markets. We anticipate facing pricing pressures and we anticipate that one or more companies in our markets may face financial failure. In the past, a number of software markets have become dominated by one or a small number of suppliers, and a small number of suppliers or even a single supplier may dominate our markets. If we do not offer products that continue to achieve success in their respective markets in the short term, we could suffer a loss in market share and brand name acceptance. Moreover, any material reduction in the price of our products would negatively affect margins as a percentage of net revenues and would require us to increase sales or reduce costs to maintain or increase net income. The occurrence of any of the foregoing would materially and adversely affect our business, results of operations, and financial condition. We may not compete effectively in our markets.

Our markets are characterized by rapid technological change that could render our products obsolete and unmarketable.

     The market for electronic commerce applications is characterized by rapid technological change, frequent introductions of new and enhanced products, and changes in customer demands. The introduction of products embodying new technologies and functionality can render existing products obsolete and unmarketable. As a result, our future success will depend, in part, upon our ability to enhance our existing products, develop and introduce new products that keep pace with technological developments, and satisfy customer requirements and preferences, while remaining price competitive and achieving market acceptance. We may not identify new product opportunities and develop and bring new products to the market in a timely and cost-effective manner. Products, capabilities or technologies others develop may render our products or technologies obsolete or noncompetitive or shorten life cycles of our products. In particular, Clarus eProcurement has a limited product implementation history. Clarus eProcurement may not be successfully and efficiently developed and marketed.

We may not be able to introduce enhancements to our products and technologies in a timely manner.

     Because of the potentially rapid changes in the electronic commerce applications markets, the life cycle of our technology is difficult to estimate. Our future success will depend upon our ability to address the increasingly sophisticated needs of our customers by developing and introducing enhancements to our products and technologies in a timely manner that keeps pace with technological developments, emerging industry standards and customer requirements. We may not be successful in developing and marketing enhancements to existing products or in developing new products that respond to technological changes or customer requirements. Our failure to develop and introduce new or enhanced products that offer advanced technology and function adequate to compete with other available products could materially and adversely affect our business, results of operations, and financial condition.

Any inability to manage our infrastructure may negatively impact our business and results of operations.

     The growth of our electronic procurement business, coupled with the rapid evolution of our markets and the sale of our financial and human resources business and products to Geac, has placed, and is likely to continue to place, strain on our administrative, operational and financial resources and internal systems, procedures and controls. If we are unable to manage future growth effectively, our business, results of operations and financial condition could be materially and adversely affected.

The loss of services of our personnel could negatively impact our business and results of operations.

     Our performance depends substantially on the performance of our key management, sales support, marketing and technical personnel, none of whom are bound by employment agreements to continue in our employ. The loss of the services of any such personnel could materially and adversely affect our business, results of operations and financial condition. We do not maintain key person life insurance policies on any of our employees or consultants.

     We believe that there is a shortage of qualified personnel with the skills required to manage, develop, sell and market electronic commerce applications in today's highly competitive market. Accordingly, we may not be able to attract, assimilate, or retain highly qualified personnel. Our inability to attract and retain necessary personnel could materially and adversely affect our business, results of operations, and financial condition.

Clarus eProcurement may not perform adequately in a high volume environment.

     Clarus eProcurement was designed for use in environments that include, without limitation, numerous users, large amounts of catalog and other data, and potentially high peak transaction volumes. The product may not operate as designed when deployed. Therefore, when deployed, Clarus eProcurement, and the third-party computer software and hardware on which Clarus eProcurement depends, may not operate as designed. Any failure by Clarus eProcurement to perform adequately in a high volume environment could materially and adversely affect the market for Clarus eProcurement and our business, results of operations and financial condition.

     In addition, users will depend on Internet service providers, application service providers, telecommunications companies and the efficient operation of their computer networks and other computer equipment for operation of Clarus eProcurement. Each of these has experienced significant outages in the past and could experience outages, delays and other difficulties due to system failures unrelated to Clarus eProcurement. Any delays in response time or performance problems could cause users of Clarus eProcurement to perceive this product as not functioning properly and therefore cause them to discontinue use of the product.

The length of our sales cycles may increase in the future, which could contribute to fluctuations in our operating results.

     A customer's decision to license and implement our electronic commerce applications presents significant enterprise-wide implications for the customer and involves a substantial commitment by the customer's management and of the customer's resources. The period of time between initial customer contact and the customer's purchase commitment typically ranges from four to seven months for our applications. As our products and competing products become increasingly sophisticated and complex, the length of sales cycles is likely to increase in the future. Our future sales cycle could extend beyond current levels as a result of lengthy evaluation and approval processes that typically accompany major initiatives or capital expenditures, including delays over which we have little or no control. The loss of individual orders due to increased sales and evaluation cycles, or delays in the sale of even a limited number of systems, could materially and adversely affect our business, results of operations and financial condition and, in particular, could contribute to significant fluctuations in our operating results on a quarterly basis.

Claims against us with respect to our proprietary technology could materially and adversely impact our business and results of operations.

     Our success depends significantly upon our internally-developed proprietary intellectual property and intellectual property we license from others. We rely on a combination of copyright, trademark and trade secret laws as well as on confidentiality procedures and licensing arrangements, to establish and protect our proprietary rights in our products. We currently have no patents or patent applications pending, and existing trade secret and copyright laws provide only limited protection of our proprietary rights. We have registered or applied for registration for certain trademarks. Despite our efforts to protect our products' respective proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Third parties may also independently develop products similar to our products. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States.

     We enter into license agreements with our customers that give the customer the non-exclusive right to use the object code version of our products. These license agreements prohibit the customer from disclosing object code to third parties or reverse-engineering our products and disclosing our confidential information.

     Although we do not believe that we are infringing on the intellectual property rights of others, claims of infringement are becoming increasingly common as the software industry matures and as expanded legal protections are applied to software products. Third parties may assert infringement claims against us with respect to our proprietary technology and intellectual property licensed from others. Generally, our third-party software licensors indemnify us from claims of infringement. However, our licensers may not be able to indemnify us fully for such claims, if at all. Infringement claims against us could cause product release delays, require us to redesign our products, or require us to enter into royalty or license agreements. Such agreements may not be available on terms acceptable to us, or at all. Furthermore, litigation, regardless of the outcome, could result in substantial cost to us, divert management attention and delay or reduce customer purchases. Any infringement claim against us could materially and adversely affect our business, results of operations and financial condition.

Claims against our third-party patent and other intellectual property rights could cause us to pay additional fees and expenses or to stop selling our products.

     Although we do not believe that our technology infringes any third-party rights, the cost of defending any such claim, regardless of its validity, can be substantial and result in significant expenses and diversion of resources, which could materially and adversely affect our business and financial condition. One or more of our products may, in the future, be found to infringe the patent rights of one or more third parties. Because knowledge of a third party's patent rights is not required for a determination of patent infringement and, because new patents are being issued by the U.S. Patent and Trademark Office on an ongoing basis, this is a continuing risk for us.

     In addition to the risk of infringing a third party's patent rights, there is a risk that our products may infringe upon other intellectual property rights of third parties (e.g., copyrights, trademark and trade secrets). We have taken steps to ensure that our employees and contractors have assigned to us all of their third parties' rights in and to any of the computer software inventions, and other work product created by third parties for us or on our behalf. In addition, we have taken steps to ensure that they have the proper licenses for using and distributing all third-party company software included in or with our products.

     If it is determined that a third party's patent or other intellectual property rights apply to a product of ours, there is a material risk that the revenue from the sale of such product will be significantly reduced or eliminated, as we may have to:

        . pay licensing fees or royalties to such third party in order to continue selling the product;

        . incur substantial expense in the modification of the product so that the third party's patent or other intellectual property rights no longer apply to such product; or

        .  stop selling the product.

     In addition, if a product is adjudged to be infringing a third party's patent or other intellectual property rights, then we may be liable to such
third party for actual damages and attorneys' fees.   If the infringement of a
third party's patent were found to be willful on our part, then the third party may be able to recover treble damages, plus attorneys' fees and costs.

Product defects and product liability could cause revenue loss.

     As a result of their complexity, software products may contain undetected errors or failures when first introduced or as new versions are released. Despite our testing of our software products and their use by current customers, errors may be found in new applications after commencement of commercial shipments. If discovered, we cannot guarantee that we will successfully correct such errors in a timely manner or at all. We could, in the future, lose revenues as a result of software errors or other product defects. Our products and future products are intended for use in applications that may be critical to a customer's business. As a result, our customers and potential customers might have a greater sensitivity to product defects than the market for software generally. The occurrence of errors and failures in our products could result in the loss of or delay in market acceptance of our applications, and alleviating such errors and failures could require us to expend significant capital and other resources. The consequences of such errors and failures could materially and adversely affect our business, results of operations, and financial condition.

     Although our license agreements with our customers typically contain provisions designed to limit our exposure to potential claims, as well as any liabilities arising from such claims, such provisions may not effectively protect us against such claims. We do not maintain product liability insurance. Accordingly, any such claim could materially and adversely affect our business, results of operations, and financial condition. We provide warranties for our products after the software is purchased for the period in which the customer maintains our support of the products. We generally support only current releases and the immediately prior releases of our products. Our license agreements generally do not permit product returns by the customer. However, product returns may increase as a percentage of total revenues in future periods.

Our customers may not be able to continue to use our products if the relational database management systems used with our software are not Year 2000 compliant.

     Our applications are designed to be Year 2000 compliant. If the relational database management systems used with our software are not Year 2000 compliant, our customers may not be able to continue to use our products. We may be exposed to potential claims resulting from system problems associated with the century change.

Businesses may not continue to adopt Microsoft technologies or other technologies that operate with our products.

     We have entered into partnership and marketing arrangements with Microsoft. Our products operate with, or are based on, Microsoft's proprietary products, such as: Windows NT, Visual C++, Foundation Classes, Active X, OLE/COM, SQL Server, and Visual Basic. We have designed our products and technology to be compatible with new developments in Microsoft technology. Businesses may not continue to adopt such technologies as anticipated, may migrate from older Microsoft technologies to newer Microsoft technologies, or may adopt alternative technologies that we do not support.

In the future, a government agency could regulate our business and require us to make significant expenditures, discontinue certain services or impose taxes on the sale of our products and services.

     We are not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally, and there are currently few laws or regulations specifically addressing commerce on the Internet. However, due to the increasing use and growth of the Internet, it is possible that the federal or state governments may adopt such laws and regulations covering issues such as user privacy, property ownership, libel, pricing, and characteristics and quality of products and services. The imposition upon us of potential statutory liability for information carried on or disseminated through our application systems could require us to reduce our exposure to such liability. This could require us to make significant expenditures or to discontinue certain services. The adoption of any such laws or regulations also could slow the growth of the Internet, which could in turn adversely affect our business, operating results, or financial condition.

     We do not collect sales or other taxes with respect to goods and services purchased using our electronic commerce products. However, one or more states may seek to impose sales tax collection obligations on out-of-state companies that engage in or facilitate electronic commerce. A number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services over the Internet. These proposals, if adopted, could substantially impact the growth of electronic commerce and could adversely affect our opportunity to derive financial benefit from such activities. Moreover, a successful assertion by one or more states that we should collect sales tax or other taxes on the exchange of goods and services through our electronic commerce products could seriously harm our business.

Legislation limiting further levels of encryption technology will adversely affect the prospects for Clarus eProcurement.

     As a result of customer demand, it is possible that Clarus eProcurement will be required to incorporate encryption technology, the exportation of which is regulated by the United States government. Export regulations, either in their current form or as they may be subsequently enacted, may limit our ability to distribute our software outside the United States. Moreover, legislation or regulation may further limit the levels of encryption or authentication technology that we are able to utilize in our software. Any revocation or modification of our export authority, unlawful exportation of our software, or adoption of new legislation or regulation relating to exportation of software and encryption technology could materially and adversely affect the prospects for Clarus eProcurement and, potentially, on our business, financial condition, and operating results as a whole.

A compromise of the encryption methods we employ in Clarus eProcurement could adversely impact us.

     A significant barrier to commerce involving the Internet is the secure exchange of valued and confidential information over public networks. Clarus eProcurement relies on encryption and authentication technology to provide the security and authentication necessary to render secure the exchange of valuable and confidential information. Advances in computer capabilities, discoveries in the field of cryptography, or other events or developments may result in a compromise of any encryption methods we employ in Clarus eProcurement to protect transaction data. If any compromise of security were to occur, it could materially and adversely affect our business, financial condition, and operating results.

The market price of our common stock could decline as a result of a large number of additional shares of our common stock in the market.

     The market price for our common stock could drop as a result of sales of a large number of shares of our common stock in the market or the perception that such sales could occur. The holders of the fully vested stock options granted during the period of January l, 1998, through March 31, 1998, have entered into lock-up agreements restricting the sale or transfer of such shares for a four-year period following the date of the initial public offering. In connection with the sale of our financial and human resources business and software to Geac, we have released certain of our former employees from this lock-up. Of these shares, 25% were released from such restriction on May 26, 1999. We have filed a Registration Statement on Form S-8 that has made eligible for sale approximately 3.6 million additional shares issuable upon the exercise of stock options.

Our Certificate of Incorporation, our Bylaws, and Delaware corporate law contain provisions that may discourage a takeover of us.

     Our Certificate of Incorporation permits us to issue up to 5.0 million shares of preferred stock and permits our Board of Directors to fix the rights, preferences, privileges, and restrictions of such shares without any further vote or action by our stockholders. Although we have no current plans to issue new shares of preferred stock, the potential issuance of preferred stock may delay, defer or prevent a change in our control. The potential issuance may also discourage bids for the common stock at a premium over the market price of the common stock and may adversely affect the market price of our common stock, and the voting and other rights of, the holders of common stock. Our Board of Directors is divided into three classes, each of which serves for a staggered three-year term. This structure may make it more difficult for a third party to gain control of our Board of Directors. In addition, certain provisions of our Certificate of Incorporation and Bylaws and of Delaware corporate law may have an anti-takeover effect and may discourage takeover attempts not first approved by our Board of Directors, including takeovers which stockholders may deem to be in their best interest.

                                USE OF PROCEEDS

We will not receive any proceeds of the sale of shares of common stock offered by the selling stockholder.

                              SELLING STOCKHOLDER

The following table sets forth certain information regarding the beneficial ownership of our common stock by the selling stockholder.

                                            Beneficial Ownership               Beneficial Ownership
                                            Prior to Offering(1)                After Offering(1)
                                           ----------------------             ----------------------
                                           Number of                          Number of
                                           Shares of   Percent of             Shares of  Percent of
                                            Common      Common     Shares to   Common      Common
Name And Address                             Stock       Stock      be sold     Stock       Stock
--------------------------------------     ---------  -----------  ---------  ---------  -----------
Technology Ventures, L.L.C.                101,312         *        101,312       --           --
Two Ravinia Drive, Suite 1090
Atlanta, Georgia 30346
Attn: Joseph S. McCall
* Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or that are or may become exercisable within 60 days are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Each selling stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such selling stockholder's name.

Technology Ventures, L.L.C. is controlled by Joseph S. McCall. The common stock was issued to Tech Ventures on February 5, 1998, in connection with our purchase of Tech Ventures' 20% ownership interest in Clarus Professional Services, L.L.C. (formerly SQL Financials Services, L.L.C.) and upon the exercise of a warrant in May 1998. In May 1999, Clarus Professional Services, LLC merged with and into us. Mr. McCall founded Clarus Corporation in November 1991 and has previously served as our Chairman, President, and Chief Executive Officer, and served as a member of the Board of Directors from 1991 until December 1998. Mr. McCall founded McCall Consulting Group Inc. in 1986 and he currently serves as its President.

                                DIVIDEND POLICY

We currently anticipate that we will retain all future earnings for use in our business and do not anticipate that we will pay any cash dividends in the foreseeable future. The payment of any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our results of operations, capital requirements, general business conditions, contractual restrictions on payment of dividends, if any, legal and regulatory restrictions on the payment of dividends and other factors our Board of Directors deems relevant. In addition, our line of credit prohibits the payment of dividends without prior lender approval.

                                    DILUTION

As of June 30, 1999, our net tangible book value was approximately $8.2 million, or $0.74 per share.

After giving effect to the sale of the 101,312 shares of common stock offered by this prospectus, our pro forma net tangible book value as of June 30, 1999, would have been approximately $8.2 million, or $0.74 per share. The following table illustrates this net tangible book value.

          Net tangible book value per share at June 30, 1999..................     $0.74

          Decrease in pro forma net tangible book value per share, due to the
          sale of common stock by stockholders................................     $0.02
                                                                                   -----
          Pro forma net tangible book value per share at June 30, 1999........     $0.72
                                                                                   =====

As of June 30, 1999, we have outstanding options to acquire a total of 2,448,660 shares of common stock at exercise prices ranging from $0.67 to $10.00 per share, and a weighted average exercise price of $4.83 per share. The exercise of a material number of these options would have the effect of increasing the pro forma net tangible book value dilution per share to new investors.

                              PLAN OF DISTRIBUTION

Our common stock may be sold by the selling stockholder, from time to time while the Registration Statement to which this prospectus relates is effective, on the Nasdaq National Market or otherwise at prices and terms prevailing at the time of sale, at prices and terms related to such prevailing prices and terms, in negotiated transactions or at fixed prices. Although the selling stockholder has advised us of the manner in which it currently intends to sell the shares of our common stock, the selling stockholder may choose to sell all or a portion of such shares from time to time in any manner described in this prospectus. The methods by which the selling stockholder may sell its shares of our common stock include, without limitation:

 .  ordinary brokerage transactions, which may include long or short sales;

 . transactions involving crosses or block trades or any other transactions permitted by the Nasdaq National Market;

 . purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

 . "at the market" to or through market makers or into an existing market for the common stock;

 . other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

 . through transactions in options, swaps or other derivatives, whether exchange-listed or otherwise; or

 .  any combination of any such methods or sale.

   In effecting sales, brokers and dealers that the selling stockholder engages may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the selling stockholder to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker or dealer is unable to do so acting as agent for the selling stockholder, may purchase as principal any unsold shares at the price required to fulfill such broker or dealer commitment to the selling stockholder. Brokers or dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions, which may involve crosses and block transactions, and which may involve sales through other brokers or dealers, including transactions of the nature described above, in the over-the-counter market, in negotiated transactions or otherwise, at market prices and terms prevailing at the time of sale, at prices and terms related to such prevailing prices and terms, in negotiated transactions or at fixed prices and in connection with the methods as described above. The selling stockholder may sell its shares of our common stock direct or by pledgees, donees, tranferees or other successors in interest.

We will maintain the effectiveness of the registration of our common stock offered by this prospectus until May 26, 2000, two years from the effective date of our initial public offering or the date on which the shares offered by this prospectus, in the opinion of counsel, may be sold by the selling stockholder pursuant to Rule 144 of the Securities Act of 1933, without regard to volume limitations. Any shares which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under that Rule rather than pursuant to this prospectus. The selling stockholder may not sell any or all of the shares offered hereby.

We are bearing all the costs relating to registering the shares of our common stock offered by this prospectus, including attorneys' fees. Any commissions, discounts or other fees payable to a broker, dealer, underwriter, agent or market maker in connection with the sale of any of the shares of our common stock will be borne by the selling stockholder.

We have agreed to indemnify Tech Ventures, any person who controls Tech Ventures and any underwriters for Tech Ventures, against certain liabilities and expenses arising out of, or based upon, the information set forth in this prospectus, and the Registration Statement of which this prospectus is a part, including liabilities under the Securities Act of 1933, and if a court holds such indemnification to be unavailable, to contribute to the amount of such liabilities and expenses.

The selling stockholder and any brokers participating in such sales may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act of 1933. Any commissions paid or any discounts or concessions allowed to any broker, dealer, underwriter, agent or market maker and, if any such broker, dealer, underwriter, agent or market maker purchases any of the shares as principal, any profits received on the resale of such shares, may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

Because the selling stockholder may be deemed to be an underwriter, it may be subject to prospectus delivery requirements under the Securities Act of 1933. Furthermore, in the event the selling stockholder is deemed to be an underwriter and a sale of shares is deemed to be a "distribution" or part of a distribution of the shares, the selling stockholder, any selling broker or dealer and any "affiliated purchasers" may be subject to Regulation M under the Securities Exchange Act of 1934, which prohibits, with certain exceptions, any such person from bidding for or purchasing any security which is the subject of such distribution until his participation in that distribution is completed. In addition, Regulation M prohibits, with certain exceptions, any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of common stock in connection with this offering.

                                    EXPERTS

The consolidated financial statements and schedule as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, incorporated by reference in this prospectus and elsewhere in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are included herein in reliance upon the authority of such firm as experts in giving said reports.

                                 LEGAL MATTERS

Womble Carlyle Sandridge & Rice, PLLC, Atlanta, Georgia, will pass on certain legal matters.


                                INDEMNIFICATION

Our Restated Bylaws and our Restated Certificate of Incorporation provide that our directors and officers will be indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of us. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons in accordance with our Restated Bylaws, in the opinion of the Securities and Exchange Commission, indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. We have obtained insurance which insures our directors and officers against certain losses and which insures us against certain of our obligations to indemnify our officers and directors. In addition, our Restated Certificate of Incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their actions as directors. Such limitations of personal liability under the Delaware General Corporation Law do not apply to liabilities arising out of certain violations of the federal securities laws.

There is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification by us will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Condensed Consolidated Balance Sheet (unaudited)--June 30, 1999..........   F-2
Condensed Consolidated Statements of Operations (unaudited)--three months
 and six months ended June 30, 1999 and 1998.............................   F-4
Condensed Consolidated Statements of Cash Flows (unaudited)--six months
 ended June 30, 1999 and 1998............................................   F-5
Notes to Condensed Consolidated Financial Statements (unaudited)--June
 30, 1999................................................................   F-6
Report of Independent Public Accountants.................................   F-7
Consolidated Balance Sheets as of December 31, 1997 and 1998.............   F-8
Consolidated Statements of Operations for the Years Ended December 31,
 1996, 1997 and 1998.....................................................  F-10
Consolidated Statements of Stockholders' Equity (Deficit) for the Years
 Ended December 31, 1996,
 1997 and 1998...........................................................  F-11
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1996, 1997 and 1998.....................................................  F-12
Notes to Consolidated Financial Statements for the Years Ended December
 31, 1996, 1997 and 1998.................................................  F-13

                               CLARUS CORPORATION

               CONDENSED CONSOLIDATED BALANCE SHEETS--(unaudited)

               (in thousands, except share and per share amounts)


                                                                         June
                                                                          30,
                                                                         1999
                                                                        -------
                                ASSETS
CURRENT ASSETS:
 Cash and cash equivalents............................................. $ 8,072
 Trade accounts receivable, less allowance
  for doubtful accounts of $799 and
  $401 in 1999 and 1998, respectively..................................  11,248
 Prepaid and other current assets......................................     759
                                                                        -------
Total current assets...................................................  20,079
PROPERTY AND EQUIPMENT--net............................................   4,358
OTHER ASSETS:
 Intangible assets, net of accumulated
  amortization of $2,834 and $1,967 in
  1999 and 1998, respectively..........................................  11,170
 Deposits and other long-term assets...................................     134
                                                                        -------
Total other assets.....................................................  11,304
                                                                        -------
TOTAL ASSETS........................................................... $35,741
                                                                        =======


       See Accompanying Notes to Unaudited Condensed Consolidated Financial
                                  Statements.

                               CLARUS CORPORATION

               (in thousands, except share and per share amounts)

                                                                       June 30,
                                                                         1999
                                                                       --------
                 LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable and accrued liabilities............................. $  6,927
 Deferred revenue.....................................................    7,129
 Current maturities of long-term debt.................................      392
                                                                       --------
Total current liabilities.............................................   14,448
NON-CURRENT LIABILITIES:
 Deferred revenue.....................................................    1,654
 Long-term debt, net of current maturities............................       70
 Other non-current liabilities........................................      235
                                                                       --------
Total liabilities.....................................................   16,407
STOCKHOLDERS' EQUITY:
 Common Stock, $.0001 par value; 25,000,000 shares
  authorized in 1999 and       1998; 11,084,334 and
  11,002,508 shares issued in 1999 and 1998, respectively.............        1
 Additional paid in capital...........................................   61,505
 Accumulated deficit..................................................  (41,694)
 Warrants.............................................................       40
 Treasury stock, at cost..............................................       (2)
 Deferred compensation................................................     (516)
                                                                       --------
Total stockholders' equity............................................   19,334
                                                                       --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY............................ $ 35,741
                                                                       ========


       See Accompanying Notes to Unaudited Condensed Consolidated Financial
                                  Statements.

                               CLARUS CORPORATION

          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS--(Unaudited)

                    (in thousands, except per share amounts)

                                                                Six months
                                         Three months ended        ended
                                               June 30            June 30
                                         -------------------- ----------------
                                           1999       1998     1999     1998
                                         ---------  --------- -------  -------
REVENUES:
 License fees........................... $   4,220  $   4,814 $ 7,879  $ 8,443
 Services fees..........................     4,551      3,838  10,053    6,890
 Maintenance fees.......................     2,508      1,814   4,748    3,414
                                         ---------  --------- -------  -------
  Total revenues........................    11,279     10,466  22,680   18,747
COST OF REVENUES:
 License fees...........................       365        305     711      565
 Services fees..........................     3,321      2,376   6,640    4,507
 Maintenance fees.......................       939        835   1,970    1,516
                                         ---------  --------- -------  -------
  Total cost of revenues................     4,625      3,516   9,321    6,588
OPERATING EXPENSES:
 Research and development...............     2,358      1,386   4,552    2,529
 Sales and marketing....................     3,444      2,904   6,817    5,391
 General and administrative.............     1,603      1,191   3,222    2,548
 Depreciation and amortization..........       963        525   1,833      929
 Non-cash compensation..................        42        749      84      803
                                         ---------  --------- -------  -------
  Total operating expenses..............     8,410      6,755  16,508   12,200
OPERATING INCOME (LOSS).................    (1,756)       195  (3,149)     (41)
INTEREST INCOME.........................       111        129     228      159
INTEREST EXPENSE........................        24         61      51      121
MINORITY INTEREST.......................       -0-        -0-     -0-       36
                                         ---------  --------- -------  -------
NET INCOME (LOSS)....................... $  (1,669) $     263 $(2,972) $   (39)
                                         =========  ========= =======  =======
Income (loss) per common share:
 Basic.................................. $   (0.15) $    0.06 $ (0.27) $ (0.01)
 Diluted................................     (0.15) $    0.03 $ (0.27) $ (0.01)
Weighted average shares outstanding
 Basic..................................    10,989      4,496  10,968    3,026
 Diluted................................    10,989      8,758  10,968    3,026

       See Accompanying Notes to Unaudited Condensed Consolidated Financial
                                  Statements.

                               CLARUS CORPORATION

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

                                 (in thousands)

                                                           Six months ended
                                                                June 30
                                                           ------------------
                                                             1999      1998
                                                           --------  --------
OPERATING ACTIVITIES
Net loss..................................................  $(2,972) $    (39)
Adjustments to reconcile net loss to net cash used in
 operating activities:
  Depreciation............................................    1,006       547
  Amortization............................................      867       382
  Minority interest in subsidiary.........................      -0-        36
  Amortization of debt discount...........................      -0-        34
  Deferred compensation...................................       84       803
  Loss on disposal of property and equipment..............       52       -0-
  Changes in operating assets and liabilities:
   Accounts receivable....................................   (2,250)   (1,768)
   Prepaid and other current assets.......................     (206)      140
   Deposits and other long-term assets....................      181       (32)
   Accounts payable and accrued liabilities...............     (499)      335
   Deferred revenue.......................................     (916)     (961)
   Other non-current liabilities..........................      160        16
                                                           --------  --------
    NET CASH USED IN OPERATING ACTIVITIES.................   (4,493)     (507)
INVESTING ACTIVITIES
  Purchases of property and equipment.....................   (2,037)   (1,089)
  Purchases of intangible assets..........................      -0-      (150)
  Purchase of minority interest in subsidiary.............      -0-      (326)
                                                           --------  --------
    NET CASH USED IN INVESTING ACTIVITIES.................   (2,037)   (1,565)
    FINANCING ACTIVITIES:
  Proceeds from issuance of common stock..................      112    22,126
  Proceeds from notes payable and short-term borrowings...      -0-     1,645
  Repayments of notes payable and short-term borrowings...     (309)   (3,343)
  Proceeds from issuance of preferred stock...............      -0-       150
  Proceeds from the exercise of warrants..................      -0-       612
  Dividends paid to holder of minority interest...........      -0-      (241)
                                                           --------  --------
    NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES...     (197)   20,949
                                                           --------  --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..........   (6,727)   18,877
CASH AND CASH EQUIVALENTS, beginning of period............   14,799     7,213
                                                           --------  --------
CASH AND CASH EQUIVALENTS, end of period.................. $  8,072  $ 26,090
                                                           ========  ========
SUPPLEMENTAL CASH FLOW DISCLOSURE:
  Cash paid for interest.................................. $     51  $     93
                                                           ========  ========

      See Accompanying Notes to Unaudited Condensed Consolidated Financial
                                  Statements.

                              CLARUS CORPORATION

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


Note 1. Basis of Presentation

   The accompanying unaudited condensed consolidated financial statements of Clarus Corporation (the "Company") have been prepared in accordance with Generally Accepted Accounting Principles for interim financial information and instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information in notes required by Generally Accepted Accounting Principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the unaudited financial statements for this interim period have been included. The results of the interim periods are not necessarily indicative of the results to be obtained for the year ended December 31, 1999. These interim financial statements should be read in conjunction with the Company's audited consolidated financial statements and footnotes thereto included in the Company's Form 10-K for the fiscal year ended December 31, 1998, filed with the Securities and Exchange Commission.

Note 2. Earnings Per Share

   Basic and diluted net income (loss) per share was computed in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share," using the weighted average number of common shares outstanding. The diluted net loss per share for the six month periods ended June 30, 1999 and 1998, and the quarter ended June 30, 1999, do not include the effect of common stock equivalents, including redeemable convertible preferred stock, as their effect would be antidilutive. Diluted net income per share for the quarter ended June 30, 1998, includes the effect of common stock equivalents.

Note 3. Revenue Recognition

   The Company's revenue consists of revenues from the licensing of software and fees from consulting, implementation, training, and maintenance services. Effective January 1, 1998, the Company adopted Statement of Position No. 97-2, "Software Revenue Recognition" ("SOP No. 97-2"). Under SOP No. 97-2, the Company recognizes software license revenue when the following criteria are met: (i) a signed and executed contract is obtained, (ii) shipment of the product has occurred, (iii) the license fee is fixed and determinable, (iv) collectibility is probable, and (v) remaining obligations under the license agreement are insignificant.

   During the second quarter ended June 30, 1999, the Company entered a license and support agreement with a customer in exchange for approximately $1,549,000, consisting of $380,000 in cash and equity securities valued at $1,169,000. The cash portion is due by December 31, 1999. The number of equity securities to be issued to the Company will be determined based on the same terms and conditions set forth in the customer's first sale of its equity securities with an independent third-party bona-fide purchaser. If the offering is not complete by September 30, 1999, the customer is required to pay the Company cash in the amount of $1,169,000 on September 30, 1999.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Clarus Corporation and Subsidiaries:

We have audited the accompanying consolidated balance sheets of CLARUS CORPORATION (a Delaware corporation and formerly SQL Financials International, Inc.) AND SUBSIDIARIES as of December 31, 1997 and 1998 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also include assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Clarus Corporation and subsidiaries as of December 31, 1997 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP
Atlanta, Georgia
January 29, 1999 (except with respect to the matter discussed in Note 12 to which the date is October 18, 1999)

                      CLARUS CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1997 AND 1998
               (in thousands, except share and per share amounts)

                                     ASSETS

                                                               1997     1998
                                                              -------  -------
CURRENT ASSETS:
  Cash and cash equivalents.................................. $ 7,213  $14,799
  Accounts receivable, less allowance for doubtful accounts
   of $338 and $401 in 1997 and 1998, respectively...........   4,052    8,998
  Prepaid and other current assets...........................     492      553
                                                              -------  -------
    Total current assets.....................................  11,757   24,350
                                                              -------  -------
PROPERTY AND EQUIPMENT:
  Furniture and equipment....................................   3,094    6,230
  Leasehold improvements.....................................     280      351
                                                              -------  -------
    Total property and equipment.............................   3,374    6,581
  Less accumulated depreciation..............................  (1,867)  (3,127)
                                                              -------  -------
    Property and equipment, net..............................   1,507    3,454
                                                              -------  -------
OTHER ASSETS:
  Intangible assets, net of accumulated amortization of
   $1,127 and $1,967 in 1997 and 1998, respectively..........   1,267   11,963
  Deposits and other long-term assets........................     150      315
                                                              -------  -------
    Total other assets.......................................   1,417   12,278
                                                              -------  -------
    Total assets............................................. $14,681  $40,082
                                                              =======  =======

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                              1997      1998
                                                            --------  --------
CURRENT LIABILITIES:
  Accounts payable and accrued liabilities................. $  4,598  $  7,417
  Accounts payable-related party...........................       54         9
  Deferred revenue.........................................    5,717     7,397
  Current maturities of long-term debt and capital lease
   obligations.............................................    1,841       526
                                                            --------  --------
    Total current liabilities..............................   12,210    15,349
LONG-TERM LIABILITIES:
  Deferred revenue.........................................    4,480     2,302
  Long-term debt and capital lease obligations, net of cur-
   rent maturities.........................................      497       245
  Other long-term liabilities..............................       49        75
                                                            --------  --------
    Total liabilities......................................   17,236    17,971
                                                            --------  --------
COMMITMENTS AND CONTINGENCIES (Note 11)
  MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY.............      243         0
                                                            --------  --------
REDEEMABLE CONVERTIBLE PREFERRED STOCK:
  Series A, 262,500 shares issued and outstanding in 1997..    1,050         0
  Series B, 454,888 shares issued and outstanding in 1997..    3,025         0
  Series C, 428,572 shares issued and outstanding in 1997..    3,000         0
  Series D, 701,755 shares issued and outstanding in 1997..    6,000         0
  Series E, 697,675 shares issued and outstanding in 1997..    6,000         0
  Series F, 628,809 shares issued and outstanding in 1997..    6,037         0
                                                            --------  --------
    Total redeemable convertible preferred stock...........   25,112         0
                                                            --------  --------
STOCKHOLDERS' EQUITY (DEFICIT):
  Preferred stock, $1 and $.0001 par value in 1997 and
   1998, respectively; 3,500,000 and 5,000,000 shares
   authorized in 1997 and 1998, respectively; 3,174,199
   shares disclosed above as redeemable convertible
   preferred stock issued and outstanding in 1997 and 0
   shares issued and outstanding in 1998...................        0         0
  Common stock, $.0001 par value; 9,000,000 and 25,000,000
   shares authorized in 1997 and 1998, respectively;
   1,467,160 and 11,002,508 shares issued in 1997 and 1998,
   respectively............................................        0         1
  Additional paid-in capital...............................      489    61,393
  Accumulated deficit......................................  (28,019)  (38,721)
  Warrants.................................................      652        40
  Less treasury stock, 75,000 shares at cost...............       (2)       (2)
  Note from stockholder....................................     (612)        0
  Deferred compensation....................................     (418)     (600)
                                                            --------  --------
    Total stockholders' equity (deficit)...................  (27,910)   22,111
                                                            --------  --------
    Total liabilities and stockholders' equity (deficit)... $ 14,681  $ 40,082
                                                            ========  ========

   The accompanying notes are an integral part of these consolidated balance sheets.

                      CLARUS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998

                    (in thousands, except per share amounts)

                                                     1996     1997      1998
                                                    -------  -------  --------
REVENUES:
  License fees..................................... $ 6,425  $13,506  $ 17,372
  Services fees....................................   3,984    7,786    16,477
  Maintenance fees.................................   2,647    4,696     7,791
                                                    -------  -------  --------
    Total revenues.................................  13,056   25,988    41,640
                                                    -------  -------  --------
COST OF REVENUES:
  License fees.....................................     416    1,205     1,969
  Services fees....................................   2,904    5,338    10,353
  Maintenance fees.................................   1,350    1,973     3,599
                                                    -------  -------  --------
    Total cost of revenues.........................   4,670    8,516    15,921
                                                    -------  -------  --------
OPERATING EXPENSES:
  Research and development.........................   5,360    6,690     6,335
  Purchased research and development...............       0        0    10,500
  Sales and marketing..............................   7,191    9,515    11,802
  General and administrative.......................   2,368    3,161     5,126
  Depreciation and amortization....................   1,125    1,406     2,154
  Non-cash compensation............................       0       58       880
                                                    -------  -------  --------
    Total operating expenses.......................  16,044   20,830    36,797
                                                    -------  -------  --------
OPERATING LOSS.....................................  (7,658)  (3,358)  (11,078)
INTEREST INCOME....................................       0       34       636
INTEREST EXPENSE...................................     (6)     (308)     (224)
MINORITY INTEREST..................................    (215)    (478)      (36)
                                                    -------  -------  --------
NET LOSS........................................... $(7,879) $(4,110) $(10,702)
                                                    =======  =======  ========
BASIC NET LOSS PER SHARE........................... $ (5.74) $ (2.97) $  (1.70)
                                                    =======  =======  ========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING.........   1,373    1,386     6,311
                                                    =======  =======  ========

 The accompanying notes are an integral part of these consolidated statements.

                      CLARUS CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998

                                 (in thousands)

                                                                                                                   Total
                   Common Stock   Additional                       Treasury Stock                              Stockholders'
                   --------------  Paid-in   Accumulated           ----------------    Note From    Deferred      Equity
                   Shares  Amount  Capital     Deficit   Warrants  Shares   Amount    Stockholder Compensation   (Deficit)
                   ------  ------ ---------- ----------- --------  -------  -------   ----------- ------------ -------------
BALANCE,
 DECEMBER 31,
 1995............   2,181   $ 0    $   321    $(15,946)  $   612      (810) $  (302)     $(612)     $     0      $(15,927)
 Issuance costs,
  redeemable
  convertible
  preferred
  stock,
  Series E.......       0     0          0         (34)        0         0        0          0            0           (34)
 Issuance of
  stock options..       0     0        148           0         0         0        0          0         (148)            0
 Exercise of
  stock options..       4     0          3           0         0         0        0          0            0             3
 Net loss........       0     0          0      (7,879)        0         0        0          0            0        (7,879)
                   ------   ---    -------    --------   -------    ------  -------      -----      -------      --------
BALANCE, DECEMBER
 31, 1996........   2,185     0        472     (23,859)      612      (810)    (302)      (612)        (148)      (23,837)
 Issuance costs,
  redeemable
  convertible
  preferred
  stock,
  Series F.......       0     0          0         (50)        0         0        0          0            0           (50)
 Issuance of
  warrants.......       0     0          0           0        40         0        0          0            0            40
 Unamortized debt
  discount.......       0     0        (22)          0         0         0        0          0            0           (22)
 Issuance of
  stock options..       0     0        328           0         0         0        0          0         (328)            0
 Amortization of
  deferred
  compensation...       0     0          0           0         0         0        0          0           58            58
 Retirement of
  treasury
  stock..........    (735)    0       (300)          0         0       735      300          0            0             0
 Exercise of
  stock options..      17     0         11           0         0         0        0          0            0            11
 Net loss........       0     0          0      (4,110)        0         0        0          0            0        (4,110)
                   ------   ---    -------    --------   -------    ------  -------      -----      -------      --------
BALANCE, DECEMBER
 31, 1997........   1,467     0        489     (28,019)      652       (75)     (2)       (612)        (418)      (27,910)
 Issuance of
  common stock in
  initial public
  offering.......   2,500     0     21,962           0         0         0        0          0            0        21,962
 Issuance of
  stock in
  acquisition of
  ELEKOM
  Corporation....   1,391     0      7,615           0         0         0        0          0            0         7,615
 Issuance of
  warrant and
  shares in
  acquisition of
  minority
  interest in
  Services
  Subsidiary.....     225     0      1,800           0     1,400         0        0          0            0         3,200
 Conversion of
  preferred
  stock..........   4,788     1     25,262           0         0         0        0          0            0        25,263
 Conversion of
  note payable
  for exercise of
  warrant........     300     0      1,012           0         0         0        0          0            0         1,012
 Exercise of
  warrants.......     132     0      2,012           0    (2,012)        0        0        612            0           612
 Issuance of
  stock options..       0     0      1,062           0         0         0        0          0       (1,062)            0
 Amortization of
  deferred
  compensation...       0     0          0           0         0         0        0          0          880           880
 Exercise of
  stock options..     200     0        179           0         0         0        0          0            0           179
 Net loss........       0     0          0     (10,702)        0         0        0          0            0       (10,702)
                   ------   ---    -------    --------   -------    ------  -------      -----      -------      --------
BALANCE, December
 31, 1998........  11,003   $ 1    $61,393    $(38,721)  $    40       (75) $    (2)     $   0      $  (600)     $ 22,111
                   ======   ===    =======    ========   =======    ======  =======      =====      =======      ========

 The accompanying notes are an integral part of these consolidated statements.

                      CLARUS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998

                                 (in thousands)

                                                    1996      1997      1998
                                                   -------  --------  --------
OPERATING ACTIVITIES:
 Net loss......................................... $(7,879) $ (4,110) $(10,702)
                                                   -------  --------  --------
 Adjustments to reconcile net loss to net cash
  used in operating activities:
  Depreciation....................................     640       840     1,271
  Amortization of intangible assets...............     485       566       883
  Minority interest...............................     216       478        36
  Amortization of debt discount...................       0        18        77
  Purchased research and development..............       0         0    10,500
  Non-cash compensation...........................       0        58       880
  Loss on sale of property and equipment..........       0        46         0
  Changes in operating assets and liabilities:
   Accounts receivable, net.......................    (352)   (2,062)   (5,089)
   Prepaid and other current assets...............     (31)     (402)      (66)
   Deposits and other long-term assets............     (22)       23      (205)
   Accounts payable and accrued liabilities.......       3     2,370     1,228
   Deferred revenue...............................   4,180     2,178      (617)
   Other long-term liabilities....................     (53)      (14)       26
                                                   -------  --------  --------
     Total adjustments............................   5,066     4,099     8,924
                                                   -------  --------  --------
     Net cash used in operating activities........  (2,813)      (11)   (1,778)
                                                   -------  --------  --------
INVESTING ACTIVITIES:
 Purchase of ELEKOM Corporation, net of cash
  acquired........................................       0         0    (8,450)
 Purchases of property and equipment..............    (958)   (1,193)   (2,418)
 Purchase of minority interest in consolidated
  subsidiary......................................       0         0      (392)
 Proceeds from sale of property and equipment.....       0        10         0
 Purchases of intangible software rights..........  (2,000)      (50)     (178)
                                                   -------  --------  --------
     Net cash used in investing activities........  (2,958)   (1,233)  (11,438)
                                                   -------  --------  --------
FINANCING ACTIVITIES:
 Proceeds from issuance of redeemable convertible
  preferred stock.................................   5,966     5,987       150
 Proceeds from issuance of common stock in
  initial public offering.........................       0         0    21,962
 Proceeds from the exercise of options............       3        11       179
 Proceeds from notes payable and short-term
  borrowings......................................   2,472    42,633     1,645
 Repayments of notes payable and short-term
  borrowings......................................    (490)  (43,201)   (3,505)
 Proceeds from preferred stock bridge financing...       0     2,000         0
 Repayment of preferred stock bridge financing....  (2,000)   (2,000)        0
 Proceeds from exercise of warrants...............       0         0       612
 Payments to holder of minority interest..........       0         0      (241)
 Repayment of note receivable from holder of
  minority interest...............................       0        38         0
 Dividends paid to holder of minority interest....    (234)     (290)        0
                                                   -------  --------  --------
     Net cash provided by financing activities....   5,717     5,178    20,802
                                                   -------  --------  --------
CHANGE IN CASH AND CASH EQUIVALENTS...............     (54)    3,934     7,586
CASH AND CASH EQUIVALENTS, beginning of year......   3,333     3,279     7,213
                                                   -------  --------  --------
CASH AND CASH EQUIVALENTS, end of year............ $ 3,279  $  7,213  $ 14,799
                                                   =======  ========  ========
SUPPLEMENTAL CASH FLOW DISCLOSURE:
 Cash paid for interest........................... $   153  $    330  $    161
                                                   =======  ========  ========
NON-CASH TRANSACTIONS:
 Issuance of stock in the acquisition of ELEKOM
  Corporation (Note 1)............................ $     0  $      0  $  7,615
                                                   =======  ========  ========
 Issuance of 225,000 shares of common stock,
  warrants to purchase 300,000 shares of common
  stock, and note payable for purchase of the
  minority interest in consolidated subsidiary
  (Note 3)........................................ $     0  $      0  $  4,300
                                                   =======  ========  ========
 Conversion of preferred stock.................... $     0  $      0  $ 25,262
                                                   =======  ========  ========
 Conversion of note payable for exercise of
  warrant......................................... $     0  $      0  $  1,100
                                                   =======  ========  ========

 The accompanying notes are an integral part of these consolidated statements.

                      CLARUS CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 1996, 1997, AND 1998

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

   Clarus Corporation (formerly SQL Financials International, Inc.) (the "Company") develops, markets, supports, and provides installation and implementation services for its Web-based commerce application and its client/server financial software and service applications. The Company markets its products under the trade name Clarus primarily in the United States and Canada. The Company operates in a single segment as defined by Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosure about Segments of an Enterprise and Related Information," and does not have significant operations in foreign locations.

Completion of Initial Public Offering

   On May 26, 1998, the Company completed an initial public offering (the "Offering") of 2.5 million shares at $10 per share, resulting in net proceeds of approximately $22.0 million.

   On February 19, 1998, the Company's Board of Directors approved a three-for-two stock split on the Company's common stock to be affected in the form of a stock dividend. All share and per share data in the accompanying consolidated financial statements have been adjusted to reflect the split.

Acquisition of Elekom Corporation

   On November 6, 1998, the Company completed its acquisition of ELEKOM Corporation ("ELEKOM") for approximately $15.7 million, consisting of $8.0 million in cash and approximately 1.4 million shares, valued at $5.52 per share, of the Company's common stock. ELEKOM was merged with and into Clarus CSA, Inc., a wholly owned subsidiary of the Company, and the separate existence of ELEKOM ceased. The Company, as additional purchase price, recorded (i) payments of $500,000 made to fund the operations of ELEKOM from October 1, 1998, through the closing date and (ii) expenses of approximately $1.0 million to complete the merger. The Company allocated $10.5 million of the purchase price to purchased in-process research and development. The remainder of the excess of the purchase price over the tangible assets acquired of approximately $6.9 million was assigned to trade names, workforce, and goodwill and is being amortized over a period ranging from three months to ten years.

Summary of Significant Accounting Policies

    Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All intercompany transactions and balances have been eliminated.

    Minority Interest

   Minority interest represented the 20% ownership interest in the Company's majority-owned subsidiary Clarus Professional Services, L.L.C. (the "Services Subsidiary") (Note 3).

    Cash and Cash Equivalents

   The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

                      CLARUS CORPORATION AND SUBSIDIARIES

    Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Reclassification

   Certain prior year amounts have been reclassified to conform with the current year presentation.

    Fair Value of Financial Instruments

   The book values of cash and cash equivalents, trade accounts receivable, trade accounts payable, and other financial instruments approximate their fair values principally because of the short-term maturities of these instruments. The fair value of the Company's long-term debt is estimated based on current rates offered to the Company for debt with similar terms and maturities. Under this method, the Company's fair value of financial instruments was not materially different from the stated value at December 31, 1997 and 1998.

    Credit and Concentrations of Product Risk

   The Company's accounts receivable potentially subject the Company to credit risk, as collateral is generally not required. The credit risk is mitigated by the large number of customers comprising the customer base.

   Substantially all of the Company's product revenues are derived from sales of its financial and human resources applications. Increased market acceptance of the Company's product family is critical to the Company's ability to increase sales and thereby sustain profitability. Any factor adversely affecting sales or pricing levels of these applications will have a material adverse effect on the Company's business, results of operations, and financial condition.

    Revenue Recognition

   The Company's revenue consists of revenues from the licensing of software and fees from consulting, implementation, training, and maintenance services. For the years ended December 31, 1996 and 1997, the Company recognized software license revenue in accordance with the provisions of American Institute of Certified Public Accountants Statement of Position ("SOP") No. 91-1, "Software Revenue Recognition." Accordingly, software license revenue was recognized upon shipment of the software following execution of a contract, provided that no significant vendor obligations remain outstanding, amounts are due within one year, and collection is considered probable by management. If significant post-delivery obligations exist, the revenue from the sale of the software license, as well as other components of the contract, was recognized using percentage of completion accounting.

   Effective January 1, 1998, the Company adopted SOP No. 97-2, "Software Revenue Recognition," that supersedes SOP No. 91-1, "Software Revenue Recognition." Under SOP No. 97-2, the Company recognizes software license revenue when the following criteria are met: (i) a signed and executed contract is obtained, (ii) shipment of the product has occurred, (iii) the license fee is fixed and determinable, (iv) collectibility is probable, and
(v) remaining obligations under the license agreement are insignificant.

   Revenues from services fees are recognized as the services are performed. Maintenance fees relate to customer maintenance and support and are recognized rateably over the term of the software support services agreement, which is typically 12 months.

                      CLARUS CORPORATION AND SUBSIDIARIES

   Revenues that have been prepaid or invoiced but that do not yet qualify for recognition under the Company's policies are reflected as deferred revenues.

    Deferred Revenues

   Deferred revenues at December 31, 1997 and 1998, were as follows (in thousands):

                                                                  1997    1998
                                                                 ------- ------
   Deferred revenues:
     Deferred license fees...................................... $ 1,027 $  809
     Deferred services and training fees........................     127    353
     Deferred maintenance fees..................................   9,043  8,537
                                                                 ------- ------
       Total deferred revenues..................................  10,197  9,699
     Less current portion.......................................   5,717  7,397
                                                                 ------- ------
     Non-current deferred revenues.............................. $ 4,480 $2,302
                                                                 ======= ======

   The Company has introduced in the past, and is expected to introduce in the future, additional modules and product enhancements. As a result, deferred revenues resulting from contracts executed in a prior period are recognized in the quarter in which delivery of the new product occurs. This practice has and will in the future continue to cause fluctuations in revenues and operating results from period to period.

    Property and Equipment

   Property and equipment consist of furniture, computers, other office equipment, purchased software, and leasehold improvements. These assets are depreciated on a straight-line basis over a two-, five-, or seven-year life. Improvements are amortized over the term of the lease.

    Product Returns and Warranties

   The Company provides warranties for its products after the software is purchased for the period in which the customer maintains the Company's support of the product. The Company generally supports only current releases and the immediately prior releases of its products. The Company's license agreements generally do not permit product returns by its customers. The Company has not experienced significant warranty claims to date. Accordingly, the Company has not provided a reserve for warranty costs at December 31, 1997 and 1998.

    Intangible Assets

   Intangible assets include goodwill, workforce, trade names, and purchased software licensing rights and are being amortized on a straight-line basis over periods ranging from two to 15 years.

   In 1996, the Company entered into a license and private label agreement to purchase a non-exclusive and perpetual license for human resources, payroll, and benefits software. The agreement allows the Company to modify and enhance the software and to license these software products to its customers. The purchase price of $2.0 million is included in intangible assets and is being amortized on a straight-line basis over the estimated useful life of 48 months. Amortization expense related to the agreement for the years ended December 31, 1996, 1997, and 1998, was approximately $417,000, $500,000, and
$500,000, respectively. The amortization expense related to the agreement is included in research and development expense in the accompanying consolidated statements of operations.

                      CLARUS CORPORATION AND SUBSIDIARIES

   The Company has entered into other license agreements which are being amortized over the terms of the agreements.

    Capitalized Software Development Costs

   Internal research and development expenses are charged to expense as incurred. Computer software development costs are charged to research and development expense until technological feasibility is established, after which remaining software production costs are capitalized in accordance with SFAS No. 86, "Accounting for Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." The Company has defined technological feasibility as the point in time at which the Company has a working model of the related product. Historically, the internal development costs incurred during the period between the achievement of technological feasibility and the point at which the product is available for general release to customers have not been material. Therefore, the Company has charged all internal software development costs to expense as incurred for the three years ended December 31, 1998.

   The Company has in the past and may in the future purchase or license software that may be modified and integrated with its products. If at the time of purchase or license, technological feasibility is met, the cost of the software is capitalized and amortized over a period not to exceed its useful life.

    Impairment of Long-lived and Intangible Assets

   The Company periodically reviews the values assigned to long-lived assets, including property and other assets, to determine whether any impairments are other than temporary. Management believes that the long-lived assets in the accompanying balance sheets are appropriately valued.

    Accounts Payable and Accrued Liabilities

   Accounts payable and accrued liabilities include the following as of December 31, 1997 and 1998 (in thousands):

                                                                   1997   1998
                                                                  ------ ------
   Accounts payable.............................................. $  973 $2,105
   Accrued compensation, benefits, and commissions...............  1,636  2,569
   Accrued other.................................................  1,989  2,743
                                                                  ------ ------
                                                                  $4,598 $7,417
                                                                  ====== ======

    Net Loss Per Share

   Net loss per share was computed in accordance with SFAS No. 128, "Earnings Per Share," using the weighted average number of common shares outstanding. Net loss per share does not include the impact of stock options, warrants, or convertible preferred stock as their impact would be antidilutive. Diluted earnings per share is not presented, as the effects of these common stock equivalents were antidilutive.

    Stock-Based Compensation Plan

   The Company accounts for its stock-based compensation plan under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Effective in fiscal year 1996, the Company adopted the disclosure option of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123

                      CLARUS CORPORATION AND SUBSIDIARIES
requires that companies which do not choose to account for stock-based compensation as prescribed by the statement shall disclose the pro forma effects on earnings and earnings per share as if SFAS No. 123 had been adopted.

    New Accounting Pronouncement

   In 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for the Company's fiscal year ending December 31, 2000. Management does not expect SFAS No. 133 to have a significant impact on the Company's consolidated financial statements.

    Comprehensive Loss

   Comprehensive loss for the years ended December 31, 1996, 1997, and 1998, is the same as net loss presented in the accompanying consolidated statements of operations.

2. RELATED-PARTY TRANSACTIONS

   During the three years ended December 31, 1998, the Company engaged in a number of transactions with McCall Consulting Group, Inc. ("McCall Consulting Group") and Technology Ventures, L.L.C. ("Technology Ventures"), entities controlled by Joseph S. McCall, a former director of the Company. In the opinion of management, the rates, terms, and considerations of the transactions with related parties approximate those with non-related entities.

   Expenses relating to services provided by McCall Consulting Group were as follows for the three years ended December 31, 1998 (in thousands):

                                                              1996   1997  1998
                                                             ------ ------ ----
   Contract labor expense:
     Research and development............................... $1,250 $1,450 $186
   Administrative services..................................     22     38    4
   Office rental expense....................................     96     71    0
   Training.................................................     37     19    8
   Software and equipment purchases and rental expense......     24     33   22
                                                             ------ ------ ----
       Total................................................ $1,429 $1,611 $220
                                                             ====== ====== ====

   Amounts owed related to services provided by McCall Consulting Group were as follows as of December 31, 1997 and 1998 (in thousands):

                                                                       1997 1998
                                                                       ---- ----
   Accounts payable and accrued liabilities........................... $52  $ 9
                                                                       ===  ===

   Expenses relating to services provided by Technology Ventures were as follows for the three years ended December 31, 1998 (in thousands):

                                                                  1996 1997 1998
                                                                  ---- ---- ----
   Recruiting services........................................... $339 $ 0  $ 0
   Administrative services.......................................   23  23    2
                                                                  ---- ---  ---
     Total....................................................... $362 $23  $ 2
                                                                  ==== ===  ===

                      CLARUS CORPORATION AND SUBSIDIARIES

   In February 1998, the Company entered into an agreement with Mr. McCall whereby he resigned as the Company's chief executive officer and as chairman, chief executive officer, and manager of the Services Subsidiary. Mr. McCall remained an employee of the Company until the completion of the Offering, at which time he became a consultant to the Company for a period of one year pursuant to the terms of an independent contractor agreement. In recognition of past services to the Company, the termination of the voting trust discussed in Note 10, and resignations of certain positions noted above, the Company paid to Mr. McCall a lump sum of $225,000 on June 30, 1998, and also agreed to pay Mr. McCall severance of $75,000 payable over a one-year period. For his consulting services, the Company is paying Mr. McCall the sum of $125,000 over the one-year period from the date of the Offering, with the ability to earn an additional $100,000 in incentive compensation if certain revenue targets are met by the Company. The Company paid $107,000 to Mr. McCall under this consulting agreement during the year ended December 31, 1998.

3. SERVICES SUBSIDIARY

   On March 9, 1995, the Company issued 450,000 shares of common stock to acquire certain intellectual property rights and tangible assets valued at $300,000 from Technology Ventures, a related party controlled by Mr. McCall. Subsequent to the acquisition, the Company and Technology Ventures formed a subsidiary, the Services Subsidiary, which was 80%-owned by the Company. The Company contributed the acquired intellectual property rights and tangible assets to the Services Subsidiary. Technology Ventures acquired the remaining 20% interest in the Services Subsidiary in exchange for a $75,000 note bearing interest at 7.74%, payable annually, with the principal due in a lump-sum payment in March 2000. As of December 31, 1997, the note was reflected as a reduction of minority interest in consolidated subsidiary. The Services Subsidiary provided implementation services for the Company's software applications.

   On February 5, 1998, the Company purchased Technology Ventures' 20% ownership in the Services Subsidiary for a purchase price of approximately $4.5 million. In exchange for the 20% interest in the Services Subsidiary, the Company (i) issued 225,000 shares of common stock to Technology Ventures, (ii) granted Technology Ventures a warrant to purchase an additional 300,000 shares of common stock at a purchase price of $3.67 per share, and (iii) agreed to pay Technology Ventures a monthly sum equal to 20% of the net profits of the Services Subsidiary until the earlier of the completion of the Offering or a sale of the Company. In addition, the Company agreed to pay Technology Ventures the sum of $1.1 million upon exercise of the warrant, but not later than February 5, 2000, pursuant to a non-negotiable, non-interest-bearing subordinated promissory note. The Company imputed interest on the note payable based on its original terms and recognized interest during the period the note was outstanding. In November 1998, the warrant was exercised and the note payable was surrendered as payment for the warrant exercise price. The remaining unamortized discount of $89,000 on the note payable was reclassified to additional paid in capital.

   All of the material terms of the purchase and sale were agreed to by Technology Ventures and the Company in January 1998. The purchase and sale were accounted for in the first quarter of 1998 based on the value of the common stock issued in such transaction at $8 per share. In February 1998, the Services Subsidiary also paid to Technology Ventures approximately $33,000 as consideration for the termination of a management services agreement, entered into between the parties in March 1995, and Technology Ventures paid in full, to the Services Subsidiary, the remaining principal balance and all accrued interest due under its $75,000 promissory note.

   The purchase price was determined by including the following: (i) 225,000 shares of common stock at $8 per share, or $1.8 million, (ii) a note payable of $1.1 million discounted for interest at 9% for two years, resulting in a net note payable of $934,000, (ii) cash paid of $62,000, (iv) 20% of net profits, totaling $330,000,

                      CLARUS CORPORATION AND SUBSIDIARIES
for the period February 5, 1998, through the Offering, and (v) a warrant valued at $1.4 million determined using the Black-Scholes model and using expected volatility of 65%, an expected term of two years, and a risk-free rate of 5.5% to determine a value per share of $4.67, or a total value of $1.4 million. The Company has accounted for the transaction using the purchase method of accounting. The purchase price has been allocated to assets acquired and liabilities assumed based on the fair market value at the date of acquisition. Goodwill resulting from the transaction is being amortized over 15 years.

   The Services Subsidiary had income of approximately $1.1 million, $2.4 million, and $179,000 for the years ended December 31, 1996 and 1997, and for the period from January 1, 1998, to February 5, 1998, respectively. The Services Subsidiary distributed dividends of approximately $1.2 million, $1.4 million, and $486,000 during the years ended December 31, 1996 and 1997, and during the period from January 1, 1998, to February 5, 1998, respectively, to the Company and the related-party minority interest holder.

4. PRO FORMA EFFECTS OF THE ELEKOM ACQUISITION

   Unaudited pro forma operating results for the years ended December 31, 1997 and 1998, assuming that the acquisition of ELEKOM had occurred at the beginning of each year, are as follows (in thousands, except per share amounts):

                                                               1997      1998
                                                             --------  --------
   Revenues................................................. $ 26,005  $ 42,079
   Pro forma net loss.......................................  (21,258)  (15,032)
   Pro forma net loss per share.............................    (7.66)    (2.01)

5. INCOME TAXES

   The Company files a consolidated tax return with its majority-owned subsidiaries. The components of the income tax provision (benefit) for the three years ended December 31, 1998, are as follows (in thousands):

                                                         1996     1997    1998
                                                        -------  -------  -----
   Current:
     Federal........................................... $     0  $     0  $  98
     State.............................................       0        0     12
                                                        -------  -------  -----
                                                              0        0    110
                                                        -------  -------  -----
   Deferred:
     Federal...........................................  (2,494)  (1,287)   (98)
     State.............................................    (468)    (241)   (12)
                                                        -------  -------  -----
                                                         (2,962)  (1,528)  (110)
   Change in valuation allowance.......................   2,962    1,528    110
                                                        -------  -------  -----
       Total........................................... $     0  $     0  $   0
                                                        =======  =======  =====

                      CLARUS CORPORATION AND SUBSIDIARIES

   The following is a summary of the items which caused recorded income taxes to differ from taxes computed using the statutory federal income tax rate for the three years ended December 31, 1998:

                              1996    1997    1998
                              -----   -----   -----
   Tax benefit at statutory
    rate..................... (34.0)% (34.0)% (34.0)%
   Effect of:
     State income tax, net...  (4.0)   (4.0)   (4.0)
     Other...................   0.4     1.1     1.7
     Non-deductible acquired
      research and develop-
      ment...................   0.0     0.0    37.3
     Change in valuation al-
      lowance................  37.6    36.9    (1.0)
                              -----   -----   -----
   Provision (benefit) for
    income taxes.............   0.0%    0.0%    0.0%
                              =====   =====   =====

   Deferred tax assets and liabilities are determined based on the difference between the financial accounting and tax bases of assets and liabilities. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1997 and 1998, are as follows (in thousands):

                                                               1997      1998
                                                             --------  --------
   Deferred tax assets:
     Net operating loss carryforwards....................... $ 10,047  $ 10,000
     Allowance for doubtful accounts........................      128       153
     Depreciation and amortization..........................      326       211
     Accrued liabilities....................................      110       141
     Other..................................................        3         0
                                                             --------  --------
                                                               10,614    10,505
                                                             --------  --------
   Deferred tax liabilities:
     Services Subsidiary....................................     (181)     (182)
     Amortization of purchased software.....................      (5)       (5)
                                                             --------  --------
                                                                 (186)     (187)
                                                             --------  --------
   Net deferred tax assets before valuation allowance.......   10,428    10,318
   Valuation allowance......................................  (10,428)  (10,318)
                                                             --------  --------
   Net deferred tax assets.................................. $      0  $      0
                                                             ========  ========

   During 1998, the Company used $110,000 of the net operating loss carryforwards to cover current income taxes payable. The Company reversed the valuation allowance on the net operating loss carryforwards that were used and set up a valuation allowance for the deferred tax assets created during the current year. A valuation allowance is provided when it is determined that some portion or all of the deferred tax assets may not be realized. Accordingly, since it currently is more likely than not that the net deferred tax assets resulting from the remaining net operating loss carryforwards ("NOL's") and other deferred tax items will not be realized, a valuation allowance has been provided in the accompanying consolidated financial statements as of December 31, 1997 and 1998. The Company established the valuation allowance for the entire amount of the deferred tax assets attributable to the NOL carryforwards as well as for the net deferred tax assets created as a result of temporary differences between book and tax. The Company will recognize such income tax benefits when realized. The NOL's at December 31, 1998, were approximately $26.3 million and will expire at various dates through 2012.

                      CLARUS CORPORATION AND SUBSIDIARIES

   The Company's ability to benefit from certain NOL carryforwards is limited under Section 382 of the Internal Revenue Code, as the Company is deemed to have had an ownership change of more than 50%, as defined. Accordingly, certain NOL's may not be realizable in future years due to the limitation.

6. DEBT

   The Company's short- and long-term debt consists of the following as of December 31, 1997 and 1998 (in thousands):

                                                                     1997  1998
                                                                    ------ ----
  Equipment notes payable to a leasing company, payable in monthly installments of $27, with principal installments of $169 due
   March 2000 and August 2000, secured by certain company assets, bearing interest at a weighted average rate of 22.1%............ $  655 $465
  Line-of-credit agreement with a bank, payable on September 30,
   1999, bearing interest at prime plus 0.5%, secured by the assets
   of Clarus CSA, Inc..............................................      0  150
  Note payable to a financing company, payable in monthly install-
   ments of approximately $2 through November 2000, secured by cer-
   tain company assets, bearing interest at 8%.....................     51   33
  Capital lease obligations........................................      0  123
  Note payable for purchased software licensing rights, payable in installments over a two-year period through March 1998 at the rate at which the Company licenses human resources, payroll, and
   benefits software to its customers..............................  1,632    0
                                                                    ------ ----
                                                                     2,338  771
  Less current portion of long-term debt...........................  1,841  526
                                                                    ------ ----
                                                                    $  497 $245
                                                                    ====== ====

   The Company has a line-of-credit agreement with a bank bearing interest at prime. The line-of-credit agreement provides for maximum borrowings not to exceed the lesser of $3.0 million, or 80% of eligible accounts receivable. Additionally, the Company has an equipment line agreement with a bank bearing interest at prime plus 0.5%. The equipment line agreement provides for borrowings not to exceed $1.0 million. Borrowings under these agreements are collateralized by substantially all the Company's assets. The Company had no amounts outstanding under the line of credit or equipment line at December 31, 1998. These lines of credit expire on April 29, 1999.

   Under the provisions of the line-of-credit and the equipment line agreements, the Company must comply with certain restrictive covenants. These covenants, among other things, require the Company to maintain specified levels of profitability each quarter.

   During 1997, the Company entered into debt and lease agreements with a leasing company. The debt and lease agreements provide total borrowing capability of up to $1.0 million for equipment purchases. As of December 31, 1998, the Company had approximately $463,000 outstanding under these agreements.

   The aggregate maturities of long-term debt at December 31, 1998, are as follows (in thousands):

   December 31:
     1999.................................................................. $526
     2000..................................................................  245
                                                                            ----
                                                                            $771
                                                                            ====

                      CLARUS CORPORATION AND SUBSIDIARIES

7. ROYALTY AGREEMENTS

   The Company is a party to royalty and other equipment manufacturer agreements for certain of its applications. The Company incurred a total of approximately $355,000, $1.1 million, and $1.8 million in royalty fees for the years ended December 31, 1996, 1997, and 1998, respectively, pursuant to these agreements. The royalties fees paid are included in cost of revenues-license fees in the accompanying consolidated statements of operations.

   During 1992, the Company entered into a royalty agreement with a former stockholder. This agreement grants a 3.75% royalty on certain revenues of the Company, less certain discounts or commissions, collected from any transfer, sale, or licensing of specific modules of the software. The Company incurred royalties of $177,000, $295,000, and $91,000 for the years ended December 31, 1996, 1997, and 1998, respectively, pursuant to this royalty agreement. The royalties fees paid are included in cost of revenues-license fees in the accompanying consolidated statements of operations.

8. EMPLOYEE BENEFIT PLANS

   The Company sponsors the SQL Financials International, Inc., 401(k) Plan (the "Plan"), a defined contribution plan covering substantially all employees of the Company. Under the Plan's deferred compensation arrangement, eligible employees who elect to participate in the Plan may contribute between 2% and 20% of eligible compensation, as defined, to the Plan. The Company, at its discretion, may elect to provide for either a matching contribution or discretionary profit-sharing contribution or both. The Company did not make matching or discretionary profit-sharing contributions to the Plan during the three years ended December 31, 1998.

9. STOCK OPTION PLAN

   The Company has a stock option plan for employees, consultants, and other individual contributors to the Company which enables the Company to grant up to approximately 1.6 million qualified and non-qualified incentive stock options (the "1992 Plan"). The qualified options are to be granted at an exercise price not less than the fair market value at the date of grant. The non-qualified options are to be granted at an exercise price of not less than 85% of the fair market value at the date of grant. The stock option committee determines the period within which options may be exercised, but no option may be exercised more than ten years from the date of grant. The stock option committee also determines the period over which the options vest. Options are generally exercisable for seven years from the grant date and generally vest over a period of four years at a rate of 20% for years one and two and 30% for years three and four.

   The stock option plan also provides for stock purchase authorizations and stock bonus awards. As of December 31, 1998, no such awards have been granted under the plan.

   The Company adopted the 1998 Stock Incentive Plan (the "1998 Plan") in the first quarter of 1998. Under the 1998 Plan, the Board of Directors has the flexibility to determine the type and amount of awards to be granted to eligible participants, who must be employees of the Company or its subsidiaries. The 1998 Plan provides for grants of incentive stock options, non-qualified stock options, restricted stock awards, stock appreciation rights, and restricted units. The Company has authorized and reserved for issuance an aggregate of 1.0 million shares of common stock for issuance under the 1998 Plan. The aggregate number of shares of common stock that may be granted through awards under the 1998 Plan to any employee in any calendar year may not exceed 200,000 shares. The 1998 Plan will continue in effect until February 2008 unless sooner terminated.

                      CLARUS CORPORATION AND SUBSIDIARIES

   Total options available for grant under the 1992 Plan and the 1998 Plan as of December 31, 1998 were 310,125.

   The Company applies the principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its Plan. Accordingly, the Company recognizes deferred compensation when the exercise price of the options granted is less than the fair market value of the stock at the date of grant, as determined by the Board of Directors. The deferred compensation is presented as a component of equity in the accompanying consolidated balance sheets and is amortized over the periods expected to be benefited, generally the vesting period of the options.

   During 1996, 1997, and 1998, the Company granted options with exercise prices below the fair market value at the date of grant. Accordingly, the Company recorded deferred compensation of approximately $148,000, $328,000, and $1.1 million for options granted during the years ended December 31, 1996, 1997, and 1998, respectively. The Company amortizes deferred compensation over four years, the vesting period of the options. The Company recognized no compensation expense for the year ended December 31, 1996, and recognized $58,000 and $880,000 of non-cash compensation expense related to option grants for the years ended December 31, 1997 and 1998, respectively. The compensation expense for 1998 includes the effect of the Company's acceleration of vesting on certain options that were issued in the first quarter of 1998. The Company accelerated vesting on options to purchase 283,597 shares of common stock at an exercise price ranging from $3.67 to $8 per share. As a result of the acceleration of vesting, the Company recorded a non-cash, non-recurring charge of approximately $705,000 representing the unamortized deferred compensation previously recorded.

   A summary of changes in outstanding options during the three years ended December 31, 1998, is as follows:

                                                                      Weighted
                                                                      Average
                                                                      Exercise
                                               Shares       Price      Price
                                              ---------  ------------ --------
   December 31, 1995.........................   294,540  $       0.67  $0.67
   Granted...................................   559,830  $0.67-$ 1.00   0.87
   Canceled..................................   (63,579) $       0.67   0.67
   Exercised.................................    (4,350) $       0.67   0.67
                                              ---------
   December 31, 1996.........................   786,441  $0.67-$ 1.00   0.81
   Granted...................................   802,845  $1.00-$ 3.67   2.96
   Canceled..................................  (203,730) $0.67-$ 3.67   0.95
   Exercised.................................   (16,814) $0.67-$ 1.00   0.68
                                              ---------
   December 31, 1997......................... 1,368,742  $0.67-$ 3.67   2.05
   Granted................................... 1,071,322  $3.67-$10.00   7.29
   Canceled..................................  (143,413) $0.67-$10.00   3.12
   Exercised.................................  (199,546) $0.67-$ 3.67   0.90
                                              ---------
   December 31, 1998......................... 2,097,105
                                              ---------
   Vested and exercisable at December 31,
    1998.....................................   564,790
                                              =========

                      CLARUS CORPORATION AND SUBSIDIARIES

Statement of Financial Accounting Standards No. 123

   For SFAS No. 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                              1996        1997        1998
                                           ----------  ----------  ----------
   Dividend yield......................... 0%          0%          0%
   Expected volatility.................... 70          65          65
   Risk-free interest rate at the date of
    grant................................. 5.27%-6.69% 5.78%-6.82% 4.10%-5.68%
   Expected life.......................... Five years  Four years  Four Years

   Using these assumptions, the fair values of the stock options granted during the years ended December 31, 1996, 1997, and 1998, are approximately $355,000, $699,000, and $2.2 million, respectively, which would be amortized over the vesting period of the options. Had compensation cost been determined consistent with the provisions of SFAS No. 123, the Company's pro forma net loss and net loss per share in accordance with SFAS No. 123 for the three years ended December 31, 1998, would have been as follows (in thousands, except per share amounts):

                                                      1996     1997      1998
                                                     -------  -------  --------
   Net loss:
     As reported.................................... $(7,879) $(4,110) $(10,702)
     Pro forma in accordance with SFAS No. 123......  (7,911)  (4,269)  (11,009)
   Basic and diluted net loss per share:
     As reported.................................... $ (5.74) $ (2.97)  $ (1.70)
     Pro forma in accordance with SFAS No. 123......   (5.76)   (3.08)    (1.74)

   Because SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that expected in future years.

   The following table summarizes the exercise price range, weighted average exercise price, and remaining contractual lives by year of grant for the number of options outstanding as of December 31, 1998:

                                                                      Weighted
                                                                      Average
                                                           Weighted  Remaining
                                    Number of   Exercise   Average  Contractual
     Year of Grant                   Shares   Price Range   Price   Life (Years)
     -------------                  --------- ------------ -------- ------------
     Prior to 1997.................   416,824 $0.67-$ 1.00  $0.89       6.52
     1997..........................   633,945 $1.00-$ 3.67   3.15       6.75
     1998.......................... 1,046,336 $3.67-$10.00   7.32       6.44
                                    ---------
       Total....................... 2,097,105
                                    =========

   The weighted average grant date fair value of options granted during the years ended December 31, 1997 and 1998, was $3.04 and $7.33, respectively.

10. STOCKHOLDERS' EQUITY

Stockholders' Agreement

   All owners prior to the initial public offering of the Company's common stock were parties to the Company's stockholders' agreement. The stockholders' agreement terminated upon the Offering, with the exception of the registration rights of the shares covered by the agreement.

                      CLARUS CORPORATION AND SUBSIDIARIES

   All the holders of common stock were party to a stockholders' voting agreement dated September 1, 1995, whereby Mr. McCall was named voting trustee and voted all common shares. As of December 31, 1997, Mr. McCall controlled the right to vote 22.6% of the Company's outstanding voting stock, after dilution from the preferred stockholders. Upon the resignation of Mr. McCall in February 1998, this voting trust expired.

Preferred Stock

   The Company is authorized to issue 5.0 million shares of preferred stock. In connection with the Offering, the preferred stock outstanding on the date of the Offering was converted to approximately 4.8 million shares of common stock.

   Prior to the Offering, preferred stockholders were entitled to participate in any dividends paid to common stockholders and had the voting rights and powers of the common stockholders, as defined. Preferred stockholders received preferential distributions in the event of liquidation of the Company for $4 per share of Series A, $6.65 per share of Series B, $7 per share of Series C, $8.55 per share of Series D, $8.60 per share of Series E, and $9.60 per share of Series F, plus any unpaid declared dividends.

   Each share of preferred stock was convertible at the option of the holder at any time into the number of common shares which resulted from the effective conversion rate, as defined. Prior to the Offering, the Company's certificate of incorporation provided that the preferred stock would automatically convert at defined conversion rates if the Company consummated an initial public offering with a price per share and gross proceeds in excess of defined thresholds. In 1998, the Company obtained waivers from the preferred stockholders eliminating the requirement that the initial public offering price and the gross proceeds from an initial public offering be at a defined threshold in order for the conversion of the preferred stock to be effected immediately upon an initial public offering.

Series A

   On November 24, 1992, pursuant to a stock purchase agreement, the Company sold 250,000 shares of Series A to Greylock Limited Partnership ("Greylock") for an aggregate sum of $1.0 million. Stock issuance costs of $62,000 were incurred in connection with the sale of the preferred shares. Additionally, on June 30, 1993, pursuant to a stock purchase agreement, the Company sold
12,500 shares of Series A for an aggregate sum of $50,000.

Series B

   On September 21, 1993, pursuant to a stock purchase agreement, the Company sold a total of 454,888 shares of Series B at a price of $6.65 per share to Greylock and additional third-party investors. The aggregate proceeds from the sale of this stock totaled approximately $3.0 million. Stock issuance costs of $30,000 were incurred in connection with the sale of the preferred shares.

Series C

   On April 1, 1994, pursuant to a stock purchase agreement, the Company sold a total of 428,572 shares of Series C at a price of $7 per share to certain existing stockholders and additional third-party investors, resulting in aggregate proceeds of $3.0 million. Stock issuance costs of $16,000 were incurred.

   On August 1, 1994, the Company sold 87,500 shares of Series C preferred stock to Technology Ventures for a purchase price of $7 per share, the same price per share as sold to the Series C investors in April 1994. Technology Ventures paid the purchase price through the delivery of a secured promissory note. The note was

                      CLARUS CORPORATION AND SUBSIDIARIES
guaranteed by Mr. McCall and was secured by the assets of an entity controlled by Mr. McCall. As of December 31, 1997, the note was reflected as a reduction of stockholders' equity in the accompanying consolidated balance sheets. The Company was almost entirely dependent at the time on the implementation services of McCall Consulting Group, a wholly owned subsidiary of Technology Ventures, which was performing substantially all of the implementation services for the Company's software. In July 1995, at the request of and as a financial accommodation to Technology Ventures, the Company converted the 87,500 shares of Series C preferred stock into a warrant to purchase such shares on the same terms and conditions as set forth in the promissory note. Based on its dependency on McCall Consulting Group, the Company believed it was in its best interest to maintain Technology Ventures' long-term interest in the success of the Company through a continuing equity interest. The note was amended effective July 31, 1995, so that the principal amount is due and payable only upon the exercise of the warrant. The warrant was reflected in the statement of stockholders' deficit, with the corresponding note as a reduction of stockholders' deficit in 1997. The warrant was exercised in 1998, and the related note receivable was eliminated as the payment of the exercise price.

Series D

   On January 24, 1995, the Company received an advance on a pending equity financing arrangement. The Company issued promissory notes to certain existing preferred stockholders totaling $750,000 at an interest rate of 6%. In addition, the Company issued warrants to the above parties to purchase 17,544 shares of Series D at a price of $8.55 per share. These warrants were exercised in February 1998.

   On February 21, 1995, the Company issued 701,755 shares of Series D for $8.55 per share to certain existing preferred stockholders and additional third-party investors. Of the proceeds, $750,000 was used to repay the advance on the financing discussed above. Gross proceeds before stock issuance costs were $6.0 million. Stock issuance costs of $73,000 were incurred.

   On January 5, 1996, the Company entered into an agreement with its bank to extend its old working capital line of credit. As part of the agreement, the Company granted the bank a warrant to purchase 8,201 shares of Series D convertible preferred stock at $8.55 per share. The warrant expired on January 4, 1999.

Series E

   On February 15, 1996, the Company issued 697,675 shares of Series E for $8.60 per share to certain existing preferred stockholders and additional third-party investors. Of the proceeds, $2.0 million was used to repay an advance on the financing received in 1995. Proceeds from the sale of this stock, before stock issuance costs, were $6.0 million. Stock issuance costs of $34,000 were incurred.

   On March 28, 1997, the Company entered into an agreement with its bank to amend its working capital line of credit. As part of the agreement, the Company granted the bank a warrant to purchase 8,721 shares of Series E convertible preferred stock at $8.60 per share. The warrant expires on March 28, 2000.

Series F

   On June 5, 1997, and August 5, 1997, the Company received advances on a pending equity financing arrangement. The Company issued convertible promissory notes to certain existing preferred stockholders totaling approximately $2.0 million and bearing interest at a rate of 8.5%. The notes were convertible upon the consummation of a private equity offering providing gross proceeds in excess of defined thresholds. In

                      CLARUS CORPORATION AND SUBSIDIARIES
connection with the issuance of the notes, the Company issued warrants to the above parties to purchase 46,821 shares of Series F at a price of $9.60 per share. The value of the warrants of $40,000 was recorded as a debt discount and to be amortized over the period in which the convertible notes were outstanding. For the year ended December 31, 1997, the Company amortized $18,000 of the discount to interest expense. The debt was converted to preferred stock in 1997, and the remaining unamortized debt discount was reclassified to additional paid-in capital.

   On September 27, 1997, the Company issued 416,668 shares of Series F to third-party investors for $9.60 per share. Upon issuance of Series F to the third-party investors, the aforementioned convertible notes and accrued interest were converted to 212,141 shares of Series F at $9.60 per share. Gross proceeds before stock issuance costs were approximately $6.0 million. Stock issuance costs of $50,000 were incurred.

11. COMMITMENTS AND CONTINGENCIES

Leases

   The Company rents certain office space, telephone, and computer equipment under non-cancelable operating leases. Rents charged to expense were approximately $749,000, $772,000, and $918,000 for the years ended December 31, 1996, 1997, and 1998, respectively. Aggregate future minimum lease payments under non-cancelable operating leases as of December 31, 1998, are as follows (in thousands):

   December 31:
     1999................................................................ $1,401
     2000................................................................  1,241
     2001................................................................  1,016
     2002................................................................    965
   Thereafter............................................................  2,968
                                                                          ------
                                                                          $7,591
                                                                          ======

   In addition, the Company rents certain equipment under agreements treated for financial reporting purposes as capital leases. The Company's property under capital leases, which is included in property and equipment on the consolidated balance sheets at December 31, 1998, was $121,000, which is net of accumulated depreciation of $11,000.

   Future minimum lease payments under capital leases are as follows (in thousands):

   December 31:
     1999................................................................. $119
     2000.................................................................    8
                                                                           ----
       Total minimum lease payments.......................................  127
    Less amount representing interest.....................................   (4)
                                                                           ----
    Present value of minimum lease payments...............................  123
     Current portion......................................................  119
                                                                           ----
                                                                           $  4
                                                                           ====

                      CLARUS CORPORATION AND SUBSIDIARIES

Letters of Credit

   At December 31, 1997, standby letters of credit of approximately $290,000 and $210,000 had been issued in accordance with provisions under certain of the Company's lease and financing agreements. The letters of credit of $290,000 and $210,000 expire in July 1999 and August 1999, respectively. The requirement for the letter of credit of $290,000 was terminated in January 1999.

Product Liability

   As a result of their complexity, software products may contain undetected errors or failures when first introduced or as new versions are released. There can be no assurance that, despite testing by the Company and testing and use by current and potential customers, errors will not be found in new financial applications after commencement of commercial shipments or, if discovered, that the Company will be able to successfully correct such errors in a timely manner or at all. The occurrence of errors and failures in the Company's products could result in loss of or delay in the market acceptance of the Company's financial applications, and alleviating such errors and failures could require significant expenditure of capital and other resources by the Company. The consequences of such errors and failures could have a material adverse effect on the Company's business, results of operations, and financial condition.

Litigation

   The Company is subject to claims and litigation related to matters arising in the normal course of business, including but not limited to, a lawsuit recently filed against us alleging patent infringement. Based on a current assessment of such claims and litigation, management believes that as of December 31, 1998, there are no unasserted, asserted, or pending material litigation or claims against the Company.

12. Subsequent Event

   On October 18, 1999, the Company sold substantially all of its traditional financial and human resource business for a total of approximately $17,000,000 to Geac Computer Systems, Inc. and Geac Canada Limited. Total revenue for the traditional financial and human resource business for the years ended
December 31, 1996, 1997 and 1998 was approximately $13,056,000, $25,988,000 and
$40,778,000, respectively.

================================================================================

No dealer, salesperson, or other person has been authorized to give any information or to make any representations not contained in this prospectus. If any such information is given or any such representations are made, they must not be relied upon as having been authorized by us or the selling stockholder. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any of the shares of our common stock offered hereby, to any person in any jurisdiction in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in our affairs since such date.

                                  ___________


                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Where You Can Find More Information........................................   ii
Incorporation By Reference.................................................   ii
Summary....................................................................    1
Risk Factors...............................................................    5
Use of Proceeds............................................................   17
Selling Stockholder........................................................   17
Market Prices..............................................................
Dividend Policy............................................................   19
Dilution...................................................................   19
Plan of Distribution.......................................................   19
Experts....................................................................   22
Legal Matters..............................................................   22
Indemnification............................................................   22


                        101,312 Shares of Common Stock


                                    [LOGO]


                                  __________
                                  PROSPECTUS
                                  __________



                              November ___, 1999

                                    PART II

Item 14.  Other Expenses of Issuance and Distribution

Securities and Exchange Commission registration fee............................................                $      291
National Association of Securities Dealers, Inc. fee...........................................                        --
Nasdaq National Market listing fee.............................................................                        --
Accountants' fees and expenses.................................................................                     5,000
Underwriting Fees and Commissions..............................................................                        --
Legal fees and expenses........................................................................                    10,000
Blue Sky fees and expenses.....................................................................                        --
Transfer Agent's fees and expenses.............................................................                     1,000
Printing and engraving expenses................................................................                     5,000
Miscellaneous..................................................................................                     5,000
                                                                                                               ----------
TOTAL EXPENSES                                                                                                 $   26,291
                                                                                                               ==========

_____________

All fees other than the SEC registration fee are estimated.

     None of the expenses of issuance and distribution will be borne by the selling stockholder.

Item 15. Indemnification of Directors and Officers

     Our Restated Bylaws (the "Restated Bylaws") and our Restated Certificate of Incorporation (the "Restated Certificate") provide that we will indemnify the directors and officers to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of us. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to our directors, officers and controlling persons pursuant to the Restated Bylaws, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. We have obtained insurance which insures our directors and officers against certain losses and which insures us against certain of our obligations to indemnify such directors and officers. In addition, our Restated Certificate provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. Such limitations of personal liability under the Delaware Business Corporation Law do not apply to liabilities arising out of certain violations of the federal securities laws.

     There is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification by us will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for indemnification.


Item 16. Exhibits and Financial Statement Schedules

     (a) Exhibits. The following is a list of exhibits filed as part of the Registration Statement.

Exhibit                                             Description
No.
     2.1   Acquisition Agreement between the Registrant and Technology Ventures, LLC dated February 5,
           1998 (Incorporated by Reference From Exhibit 2.1 as the Company's Form S-1 Registration Statement File No. 33-46685).
     2.2   Non-Negotiable Subordinated Promissory Note to Technology Ventures, LLC dated February 5,
           1998 (Incorporated by Reference From Exhibit 2.2 as the Company's Form S-1 Registration Statement File No. 33-46685).
     2.3   Warrant for purchase of 200,000 shares issued to Technology Ventures, LLC dated February 5,
           1998 (Incorporated by Reference From Exhibit 2.3 as the Company's Form S-1 Registration Statement File No. 33-46685).
     3.1   Amended and Restated Certificate of Incorporation of the Registrant (Incorporated by Reference From Exhibit 46685 as
           the Company's Form S-1 Registration Statement File No. 33-46685).
     3.2   Amended and Restated Bylaws of the Registrant (Incorporated by Reference From Exhibit 3.2 as the Company's
           Form S-1 Registration Statement File No. 33-46685).
     4.1   See Exhibits 3.1 and 3.2 for provisions of the Amended and Restated Certificate of
           Incorporation and Amended and Restated Bylaws of the Registrant defining rights of the holders of Common Stock of the Registrant.

     4.2   Specimen Stock Certificate. (Incorporated by Reference from Exhibit 4.1 to Registrant's
           Registration Statement on Form S-4 (File No. 333-63535)).
     5.1   Opinion of Womble Carlyle Sandridge & Rice, PLLC, as to the legality of the shares being registered.
    23.1   Consent of Arthur Andersen LLP.
    23.2   Consent of Womble Carlyle Sandridge & Rice, PLLC (included in Exhibit 5.1).
    24.1   Powers of Attorney (included on signature page).
    99.1   Report of Independent Public Accountants on Financial Statement Schedule (Incorporated by
           Reference from Exhibit 99.1 of the Form 10-K for the fiscal year ended December 31, 1998).

  (b)  Financial Statement Schedule

       (i) Schedule II-Valuation and Qualifying Accounts (Incorporation by Reference from Schedule II of the Company's Form 10-K for the fiscal year ended December 31, 1998).

Item 17. Undertakings

     (a)  The Registrant hereby undertake that:

          (i) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (ii) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (iii) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (iv) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Suwanee, State of Georgia on the 1st day of November, 1999.

                              CLARUS CORPORATION


                              By: /s/ Stephen P. Jeffery
                                 ---------------------------------------
                                  Stephen P. Jeffery,
                                  Chairman, Chief Executive Officer
                                  and President

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, THAT EACH PERSON WHOSE SIGNATURE APPEARS BELOW CONSTITUTES AND APPOINTS STEPHEN P. JEFFERY, AND EACH OF THEM, HIS TRUE AND LAWFUL ATTORNEYS-IN-FACT AND AGENTS, WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION FOR HIM AND IN HIS NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES, TO SIGN ANY AND ALL AMENDMENTS (INCLUDING POST-EFFECTIVE AMENDMENTS) TO THIS REGISTRATION STATEMENT, AND ANY SUBSEQUENT REGISTRATION STATEMENTS PURSUANT TO RULE 462 UNDER THE SECURITIES ACT AND TO FILE THE SAME, WITH ALL EXHIBITS THERETO, AND OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, GRANTING UNTO SAID ATTORNEYS-IN-FACT AND AGENTS, AND EACH OF THEM, FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE AND NECESSARY TO BE DONE IN AND ABOUT THE PREMISES, AS FULLY TO ALL INTENTS AND PURPOSES AS HE MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT EACH OF SAID ATTORNEYS-IN-FACT OR HIS SUBSTITUTE OR SUBSTITUTES, MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

     Pursuant to the requirements of the Securities, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                                                            TITLE                                DATE
-------------------------------------------------  -----------------------------------------  ----------------------------

 /s/ Stephen P. Jeffrey                            Chairman, Chief Executive Officer          November 1, 1999
-------------------------------------------------  (Principal Executive Officer); President
Stephen P. Jeffery                                 and Director

 /s/ Arthur G. Walsh, Jr.                          Chief Financial Officer (Principal         November 1, 1999
-------------------------------------------------  Financial and Accounting Officer)
 Arthur G. Walsh, Jr.

 /s/ William S. Kaiser                             Director                                   November 1, 1999
-------------------------------------------------
William S. Kaiser

 /s/ Donald L. House                               Director                                   November 1, 1999
-------------------------------------------------
Donald L. House

 /s/ Tench Coxe                                    Director                                   November 1, 1999
-------------------------------------------------
Tench Coxe

 /s/ Said Mohammadioun                             Director                                   November 1, 1999
-------------------------------------------------
Said Mohammadioun

 /s/ Mark A. Johnson                               Director                                   November 1, 1999
-------------------------------------------------
Mark A. Johnson

 /s/ Norman N. Behar                               Director                                   November 1, 1999
-------------------------------------------------
Norman N. Behar
